SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Prudential - FY13 Results - EEV

European Embedded Value (EEV) basis results

Pre-tax operating profit based on longer-term investment returns

Results analysis by business area

	Note	2013 £m	2012 £m
			note (ii)
Asia operations
New business	2	1,460	1,266
Business in force*	3	927	692
Long-term business*		2,387	1,958
Eastspring investments*		74	69
Development expenses		(2)	(7)
Total*		2,459	2,020
US operations
New business	2	1,086	873
Business in force	3	1,135	737
Long-term business		2,221	1,610
Broker-dealer and asset management		59	39
Total		2,280	1,649
UK operations
New business	2	297	313
Business in force	3	736	553
Long-term business		1,033	866
General insurance commission		29	33
Total UK insurance operations		1,062	899
M&G (including Prudential Capital)		441	371
Total		1,503	1,270
Other income and expenditure
Investment return and other income		10	13
Interest payable on core structural borrowings		(305)	(280)
Corporate expenditure		(263)	(231)
Unwind of expected asset management marginnote (i)		(61)	(56)
Total		(619)	(554)
Solvency II implementation costs		(31)	(50)
Restructuring costs		(12)	(22)
Pre-tax operating profit based on longer-term investment returns*		5,580	4,313
Analysed as profits (losses) from:
New business	2	2,843	2,452
Business in force*	3	2,798	1,982
Long-term business*		5,641	4,434
Asset management*		574	479
Other results		(635)	(600)
Total*		5,580	4,313

*
The Group has adopted the new accounting standard on ‘Joint arrangements’(IFRS 11) from 1 January 2013. This has resulted in a reallocation of £(8) million in 2013 (2012: £(6) million) from the tax charge on operating profit based on longer-term investment returns to the pre-tax result for Eastspring investments, with no effect on the net of tax EEV basis results. In addition, the Group agreed in July 2013 to sell, dependent on regulatory approval, its closed book life insurance business in Japan. Accordingly, the presentation of the 2012 comparative EEV basis results and related notes have been adjusted from those previously published for the retrospective application of this standard and for the reclassification of the result attributable to the held for sale Japan Life business, as described in note 18. This approach has been adopted consistently throughout this supplementary information.

Notes
(i)
The value of profits or losses from asset management and service companies that support the Group’s covered insurance businesses (as defined in note 15(a)) are included in the profits for new business and the in-force value of the Group’s long-term business. The results of the Group’s asset management operations include the profits from the management of internal and external funds. For EEV basis reporting, Group shareholders’ other income is adjusted to deduct the unwind of the expected profit margin for the year arising from the management of the assets of the covered business by the Group’s asset management businesses. The deduction is on a basis consistent with that used for projecting the results for covered insurance business. Group operating profit accordingly includes the variance between actual and expected profit in respect of management of the covered business assets.

(ii)	The comparative results have been prepared using previously reported average exchange rates for the year.

Summarised consolidated income statement

	Note	2013 £m	2012 £m
Pre-tax operating profit based on longer-term investment returns
Asia operations*		2,459	2,020
US operations		2,280	1,649
UK operations:
UK insurance operations		1,062	899
M&G (including Prudential Capital)		441	371
		1,503	1,270
Other income and expenditure		(619)	(554)
Solvency II implementation costs		(31)	(50)
Restructuring costs		(12)	(22)
Pre-tax operating profit based on longer-term investment returns*		5,580	4,313
(Loss) profit attaching to held for sale Japan Life business*	4	(35)	21
Short-term fluctuations in investment returns*	5	(819)	510
Effect of changes in economic assumptions*	6	821	(2)
Mark to market value movements on core borrowings		152	(380)
Costs of domestication of Hong Kong branch	12	(35)	-
Gain on acquisition of REALIC**	4	-	453
Gain on dilution of Group's holdings**		-	42
Total non-operating profit*	9	84	644
Profit before tax attributable to shareholders (including actual
investment returns)*		5,664	4,957
Tax attributable to shareholders’ profit*	10	(1,306)	(1,188)
Profit for the year attributable to equity holders of the Company*		4,358	3,769

*   The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised ‘Employee benefits’ (IAS 19) and for the reclassification of the result attributable to the held for sale Japan Life business – see note 18.

**  During 2012, the Group completed the acquisition of REALIC generating a gain of £453 million and M&G reduced its holding in PPM South Africa resulting in a reclassification from a subsidiary to an associate and a gain on dilution of £42 million.

Earnings per share (in pence)
	Note	2013	2012*
Based on post-tax operating profit including longer-term investment returns
of £4,204 million (2012*: £3,174 million)	11	165.0p	124.9p
Based on post-tax profit of £4,358 million (2012*: £3,769 million)	11	171.0p	148.3p
* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised IAS 19 - see note 18.

Dividends per share (in pence)
	2013	2012
Dividends relating to reporting year:
Interim dividend	9.73 p	8.40 p
Final dividend	23.84 p	20.79 p
Total	33.57 p	29.19 p
Dividends declared and paid in reporting year:
Current year interim dividend	9.73 p	8.40 p
Final dividend for prior year	20.79 p	17.24 p
Total	30.52 p	25.64 p

Movement in shareholders’ equity

	Note	2013 £m	2012 £m
Profit for the year attributable to equity shareholders*		4,358	3,769
Items taken directly to equity:
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the year		(1,077)	(467)
Related tax		-	(2)
Dividends		(781)	(655)
New share capital subscribed		6	17
Post-tax shareholders' share of actuarial and other gains and losses on defined
benefit pension schemes*		(53)	44
Reserve movements in respect of share-based payments		98	42
Treasury shares:
Movement in own shares in respect of share-based payment plans		(10)	(13)
Movement in Prudential plc shares purchased by unit trusts
consolidated under IFRS		(31)	36
Mark to market value movements on Jackson assets backing surplus and required capital:
Mark to market value movements arising during the year		(149)	53
Related tax		52	(18)
Net increase in shareholders’ equity	9	2,413	2,806
Shareholders’ equity at beginning of year	9	22,443	19,637
Shareholders’ equity at end of year	9	24,856	22,443
* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of revised IAS 19 - see note 18.

	31 Dec 2013 £m			31 Dec 2012 £m
Comprising:	Long- term business operations	Asset management and other operations	Total	Long- term business operations	Asset management and other operations	Total
Asia operations:
Net assets of operations	10,305	194	10,499	9,462	207	9,669
Acquired goodwill	231	61	292	239	61	300
	10,536	255	10,791	9,701	268	9,969
US operations:
Net assets of operations	6,966	118	7,084	6,032	108	6,140
Acquired goodwill	-	16	16	-	16	16
	6,966	134	7,100	6,032	124	6,156
UK insurance operations:
Net assets of operations	7,342	22	7,364	6,772	25	6,797
M&G:
Net assets of operations	-	449	449	-	392	392
Acquired goodwill	-	1,153	1,153	-	1,153	1,153
	-	1,602	1,602	-	1,545	1,545
	7,342	1,624	8,966	6,772	1,570	8,342
Other operations:
Holding company net
borrowings at market valuenote 7	-	(2,373)	(2,373)	-	(2,282)	(2,282)
Other net assets	-	372	372	-	258	258
	-	(2,001)	(2,001)	-	(2,024)	(2,024)
Shareholders’ equity at
end of year	24,844	12	24,856	22,505	(62)	22,443
Representing:
Net assets (liabilities)	24,613	(1,218)	23,395	22,266	(1,292)	20,974
Acquired goodwill	231	1,230	1,461	239	1,230	1,469
	24,844	12	24,856	22,505	(62)	22,443

	31 Dec 2013	31 Dec 2012
Net asset value per share
Based on EEV basis shareholders’ equity of £24,856 million (2012: £22,443 million) (in pence)	971p	878p
Number of issued shares at year end (millions)	2,560	2,557

Return on embedded value**	19%	16%
**	Return on embedded value is based on EEV post-tax operating profit, as shown in note 11, as a percentage of opening EEV basis shareholders’ equity.

Summary statement of financial position

	Note	31 Dec 2013 £m	31 Dec 2012 £m
Total assets less liabilities, before deduction for insurance funds*		288,826	271,768
Less insurance funds**
Policyholder liabilities (net of reinsurers’ share) and unallocated
surplus of with-profits funds*		(279,176)	(261,409)
Less shareholders’ accrued interest in the long-term business		15,206	12,084
		(263,970)	(249,325)
Total net assets	9	24,856	22,443

Share capital		128	128
Share premium		1,895	1,889
IFRS basis shareholders’ reserves		7,627	8,342
Total IFRS basis shareholders’ equity	9	9,650	10,359
Additional EEV basis retained profit	9	15,206	12,084
Total EEV basis shareholders’ equity (excluding non-controlling interests)	9	24,856	22,443
*	The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 – see note 18.
**
Including liabilities in respect of insurance products classified as investment contracts under IFRS 4. For 2013 the policyholder liabilities of the held for sale Japan Life business are included in total assets less liabilities, before deduction for insurance funds.

Notes on the EEV basis results

1 Basis of preparation

The EEV basis results have been prepared in accordance with the EEV Principles issued by the European Insurance CFO Forum in May 2004 and expanded by the Additional Guidance on EEV Disclosures published in October 2005. Where appropriate, the EEV basis results include the effects of adoption of International Financial Reporting Standards (IFRS).

The directors are responsible for the preparation of the supplementary information in accordance with the EEV Principles. Except for the presentational change for the results of the held for sale Japan Life business and the consequential effects of the changes in accounting policies for IFRS reporting in respect of employee benefits (IAS 19) and joint venture operations (IFRS 11), as described in note 18, the 2012 results have been derived from the EEV basis results supplement to the Company’s statutory accounts for 2012. The supplement included an unqualified audit report from the auditors.

A detailed description of the EEV methodology and accounting presentation is provided in note 15.

2 Analysis of pre-tax new business contribution

	2013
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	Pre-tax
				New business margin
				APE	PVNBP
	note 17	note 17
	£m	£m	£m	%	%
Asia operations	2,125	11,375	1,460	69	12.8
US operations	1,573	15,723	1,086	69	6.9
UK insurance operations	725	5,978	297	41	5.0
Total	4,423	33,076	2,843	64	8.6

	2012
	Annual premium and contribution equivalents (APE)	Present value of new business premiums (PVNBP)	Pre-tax new business contribution	Pre-tax
				New business margin
				APE	PVNBP
	note 17	note 17
	£m	£m	£m	%	%
Asia operations	1,897	10,544	1,266	67	12.0
US operations	1,462	14,600	873	60	6.0
UK insurance operations	836	7,311	313	37	4.3
Total	4,195	32,455	2,452	58	7.6

	Pre-tax new business contributions
	2013 £m	2012 £m
Asia operations:
China	37	26
Hong Kong	354	210
India	18	19
Indonesia	480	476
Korea	33	26
Taiwan	37	48
Other	501	461
Total Asia operations	1,460	1,266

3 Pre-tax operating profit from business in force

(i)  Group Summary

	2013 £m				2012 £m
	Asia operations	US operations	UK insurance operations	Total	Asia operations*	US operations	UK insurance operations	Total*
	note (ii)	note (iii)	note (iv)		note (ii)	note (iii)	note (iv)
Unwind of discount and other expected returns	846	608	547	2,001	595	412	482	1,489
Effect of changes in operating assumptions	17	116	122	255	22	35	87	144
Experience variances and other items	64	411	67	542	75	290	(16)	349
Total	927	1,135	736	2,798	692	737	553	1,982
* The 2012 comparative results have been adjusted retrospectively from those previously published for the reclassification of the result attributable to the held for sale Japan Life business – see note 18.

(ii)  Asia operations
	2013 £m	2012* £m
Unwind of discount and other expected returnsnote (a)	846	595
Effect of changes in operating assumptions:
Mortality and morbiditynote (b)	35	79
Persistency and withdrawalsnote (c)	(30)	(24)
Expensenote (d)	(7)	(45)
Other	19	12
	17	22
Experience variance and other items:
Mortality and morbiditynote (e)	42	57
Persistency and withdrawalsnote (f)	44	52
Expensenote (g)	(26)	(30)
Other	4	(4)
	64	75
Total Asia operations	927	692
* The 2012 comparative results have been adjusted retrospectively from those previously published for the reclassification of the result attributable to the held for sale Japan Life business – see note 18.

Notes
(a)
The increase in unwind of discount and other expected returns of £251 million from £595 million in 2012 to £846 million in 2013 reflects a £140 million effect of higher risk discount rates, driven by the increase in long-term interest rates, together with an effect of £111 million arising from the growth in the opening in-force value (adjusted for assumption changes) on which the discount rates are applied, partially offset by a £(21) million reduction due to unfavourable exchange rate movements, particularly in Indonesia, and a £21 million increase in the return on net worth.

(b)
In 2013 the credit of £35 million for mortality and morbidity assumption changes mainly reflects a beneficial effect arising from the renegotiation of a reinsurance agreement in Indonesia. The 2012 credit of £79 million primarily reflected mortality improvements in Hong Kong and Singapore and revised assumptions for critical illness business in Singapore.

(c)	The charge for persistency and withdrawals assumption changes reflects a number of offsetting items including for 2013, the effect of strengthening lapse and premium holiday assumptions in Korea.
(d)	In 2012 the charge of £(45) million for expense assumption changes principally arose in Malaysia and reflected changes to the pension entitlements of agents.
(e)
The favourable effect of mortality and morbidity experience in 2013 of £42 million (2012: £57 million) reflects continued better than expected experience, principally arising in Hong Kong, Indonesia and Singapore.

(f)	The persistency and withdrawals experience variance in 2013 of £44 million (2012: £52 million) principally reflects favourable experience in Hong Kong and Indonesia.
(g)
The negative expense experience variance of £(26) million in 2013 (2012: £(30) million) principally reflects expense overruns for operations which are currently sub-scale (China, Malaysia Takaful and Taiwan) and in India where the business model is being adapted in response to the regulatory changes introduced in recent years.

(iii) US operations

	2013 £m	2012 £m
Unwind of discount and other expected returnsnote (a)	608	412
Effect of changes in operating assumptions:
Persistencynote (b)	72	45
Variable annuity feesnote (c)	50	(19)
Other	(6)	9
	116	35
Experience variances and other items:
Spread experience variancenote (d)	274	205
Amortisation of interest-related realised gains and lossesnote (e)	89	91
Othernote (f)	48	(6)
	411	290
Total US operationsnote (g)	1,135	737

Notes
(a)
The increase in unwind of discount and other expected returns of £196 million from £412 million for 2012 to £608 million in 2013 includes a £125 million effect of the increase in opening value of in-force business (after assumption changes), together with the positive effect of higher risk discount rates of £65 million and a £6 million increase in the return on net worth.

(b)
The effect of changes in persistency assumptions of £72 million in 2013 (2012: £45 million) primarily relates to a reduction in lapse rates following the end of the surrender charge period, principally for variable annuity business.

(c)
The effect of the change of assumption for variable annuity fees represents the capitalised value of the change in the projected policyholder advisory fees, which vary according to the size and the mix of variable annuity funds.

(d)
The spread assumption for Jackson is determined on a longer-term basis, net of provision for defaults (see note 16(ii)(b)). The spread experience variance in 2013 of £274 million (2012: £205 million) includes the positive effect of transactions undertaken to more closely match the overall asset and liability duration.

(e)
The amortisation of interest-related gains and losses reflects the fact that when bonds that are neither impaired nor deteriorating are sold and reinvested there will be a consequent change in the investment yield. The realised gain or loss is amortised into the result over the period when the bonds would have otherwise matured to better reflect the long-term returns included in operating profits.

(f)	The credit of £48 million for other changes in experience variances and other items mainly reflects the positive persistency experience variance of £62 million (2012: £21 million) across all products.
(g)	The result includes a full year contribution from the REALIC book of business of £61 million (2012: four months of £19 million).

(iv)	UK insurance operations

	2013 £m	2012 £m
Unwind of discount and other expected returnsnote (a)	547	482
Effect of change in UK corporate tax ratenote (b)	122	87
Other itemsnote (c)	67	(16)
Total UK insurance operations	736	553

Notes
(a)
The increase in unwind of discount and other expected returns of £65 million from £482 million in 2012 to £547 million for 2013 reflects a £34 million effect of higher discount rates, driven by the increase in gilt yields, a £24 million increase in the return on net worth and an effect of £7 million arising from the growth in the opening value of in-force.

(b)
For 2013, the beneficial effect of the change in UK corporate tax rates of £122 million (2012: £87 million) reflects the combined effect of the reductions in corporate rates from 23 per cent to 21 per cent from April 2014 and 21 per cent to 20 per cent from April 2015 (2012: from 25 per cent to 23 per cent) which were both enacted in July 2013. Consistent with the Group’s approach of grossing up the movement in the post-tax value of in-force business for shareholder tax, the £122 million (2012: £87 million) benefit is presented gross.

(c)
Other items of £67 million for 2013 includes the positive effects of rebalancing the investment portfolio backing annuity business. In 2012 the negative effect of £(16) million included a charge of £(52) million for the strengthening of mortality assumptions, net of reserve releases and the effects of portfolio rebalancing for annuity business.

4  Business acquisitions and disposals

(a)	Acquisition of Thanachart Life Assurance Company Limited and bancassurance partnership agreement with Thanachart bank

On 3 May 2013, the agreement Prudential plc,  through its subsidiary Prudential Life Assurance (Thailand) Public Company Limited (Prudential Thailand), entered into in November 2012 to establish an exclusive 15-year partnership with Thanachart Bank Public Company limited (Thanachart Bank) to develop jointly their bancassurance business in Thailand was launched. At the same time Prudential Thailand completed the acquisition of 100 per cent of the voting interest in Thanachart Life Assurance Company Limited (Thanachart Life), a wholly-owned life insurance subsidiary of Thanachart Bank.

The consideration for the transaction is THB 18.981 billion (£412 million), of which THB 17.500 billion (£380 million) was settled in cash on completion in May 2013 with a further payment of THB 0.946 billion (£20 million), for adjustments to reflect the net asset value as at completion date, paid in July 2013. In addition a deferred payment of THB 0.535 billion (£12 million) is payable 12 months after completion. The acquired assets are comprised of:
£m
Acquired assets:
Net worth (including acquisition of distribution rights)	386
Value of in force acquired	26
Transaction consideration	412

The purchase consideration paid was equivalent to the fair value of the acquired assets and liabilities assumed. No goodwill has been recognised.

(b)	Acquisition of Reassure America Life Insurance Company in 2012

On 4 September 2012, the Group through its indirect wholly-owned subsidiary, Jackson completed the acquisition of 100 per cent issued share capital of SRLC America Holding Corp. and its primary operating subsidiary, Reassure America Life Insurance Company (REALIC). REALIC is a US-based insurance company whose business model was to acquire, through purchase or reinsurance, closed blocks of insurance business, primarily life assurance risks. REALIC did not and does not write new business.

The gain of £453 million reflects the fair value of the acquired business as determined by applying the same methodology as applied for Jackson’s non-variable annuity business. A risk discount rate of 4.3 per cent at the date of acquisition on 4 September 2012 was used.

(c)	Agreement to sell Japan Life business

On 16 July 2013, the Group reached an agreement to sell, subject to regulatory approval,  the life insurance business in Japan, PCA Life Insurance Company Limited, which was closed to new business in 2010, to SBI Holdings Inc. for US$85 million (£51 million at 31 December 2013 closing exchange rate) with related expenses of £3 million.  Consistent with the ‘held for sale’ classification of the business for IFRS reporting, the EEV carrying value has been set to £48 million at 31 December 2013. For 2013 the result for the year, together with the adjustment to the carrying value have given rise to an aggregate loss of £(35) million which has been included in non-operating profit. Consistent with this treatment, the presentation of the comparative results has been adjusted retrospectively from those previously published.

5 Short-term fluctuations in investment returns

Short-term fluctuations in investment returns, net of the related change in the time value of cost of options and guarantees, arise as follows:

(i) Group Summary
	2013 £m	2012 £m
Insurance operations:
Asia*, note (ii)	(405)	362
USnote (iii)	(422)	(254)
UKnote (iv)	35	315
	(792)	423
Other operations:
Other*, note (v)	(27)	119
Economic hedge value movementnote (vi)	-	(32)
Total*	(819)	510

*The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of revised IAS 19 and for the reclassification of the results attributable to the held for sale Japan Life business - see note 18.

(ii)  Asia operations
For 2013, the negative short-term fluctuations in investment returns of £(405) million principally arise in Hong Kong of £(223) million and in Singapore of £(96) million, due to unrealised value reductions on bonds, arising from the increase in long-term interest rates, and in Indonesia of £(52) million for a decrease in future expected fee income for unit-linked business, driven by falls in equity markets.

For 2012, the positive short-term fluctuations in investment returns of £362 million in Asia operations were driven by unrealised gains on bonds and higher equity markets, principally arose in Hong Kong of £139 million mainly relating to positive returns on bonds backing participating business, Singapore of £114 million primarily relating to increasing future expected fee income for unit-linked business and unrealised gains on bonds, Taiwan of £56 million for unrealised gains on bonds and CDOs and India of £30 million.

(iii)	US operations
	The short-term fluctuations in investment returns for US operations comprise the following items:
		2013 £m	2012 £m
	Investment return related experience on fixed income securitiesnote (a)	21	(99)
	Investment return related impact due to changed expectation of profits on in-force
	variable annuity business in future periods based on current period separate account return, net of related hedging activity note (b)	(580)	(183)
	Other items including actual less long-term return on equity based investmentsnote (c)	137	28
	Total US operations	(422)	(254)

Notes
(a)
The credit (charge) relating to fixed income securities comprises the following elements: (1) the excess of actual realised gains (losses) over the amortisation of interest related realised gains and losses recorded in the profit and loss account; (2) credit loss experience (versus the longer-term assumption); and (3) the impact of de-risking activities within the portfolio.

(b)
This item reflects the net impact of variances in projected future fees and future benefit costs arising from the effect of market fluctuations on the growth in separate account asset values in the current reporting period and related hedging activity arising from realised and unrealised gains and losses on equity related hedges and interest rate options.

(c)	Other items of £137 million in 2013 primarily reflects a beneficial impact of the excess of actual over assumed return from investments in limited partnerships.

(iv)	UK insurance operations
	The short-term fluctuations in investment returns for UK insurance operations arise from the following types of business:

		2013 £m	2012 £m
	Shareholder-backed annuitynote (a)	(72)	(3)
	With-profits,unit-linked and othernote (b)	107	318
	Total UK insurance operations	35	315

Notes
(a)
  Short-term fluctuations in investment returns for shareholder-backed annuity business comprise: (1) gains/losses on surplus assets  compared to the expected long-term rate of return reflecting reductions/increases in corporate bond and gilt yields; (2) the difference between actual and expected default experience; and (3) the effect of mismatching for assets and liabilities of different durations and other short-term fluctuations in investment returns.

(b)
The short-term fluctuations in investment returns for with-profits, unit-linked and other business primarily arise from the excess of actual over expected returns for with-profits business. The total return on the fund (including unallocated surplus) in 2013 was 8 per cent compared to an assumed rate of return of 6 per cent (2012: 10 per cent total return compared to assumed rate of 5 per cent).In addition, the amount for 2013 includes the effect of a partial hedge of future shareholder transfers expected to emerge from the UK’s with-profits sub-fund taken out during the year. This hedge reduces the risks arising from equity market declines.

(v)      Other items

Short-term fluctuations in investment returns of Other operations, were negative £(27) million (2012: positive £119 million) representing principally unrealised value movements on investments and foreign exchange items.

(vi)    Economic hedge value movements
This item represents the cost of short-dated hedge contracts taken out in the first half of 2012 to provide downside protection against severe equity market falls through a period of particular uncertainty with respect to the Eurozone. The hedge contracts were terminated in the second half of 2012.

6 Effect of changes in economic assumptions

The effects of changes in economic assumptions for in-force business, net of the related change in the time value of cost of options and guarantees, included within profit before tax (including actual investment returns) arise as follows:

(i) Group Summary

	2013 £m	2012 £m
Asia operations*, note (ii)	283	(135)
US operationsnote (iii)	372	85
UK insurance operationsnote (iv)	166	48
Total*	821	(2)
* The 2012 comparative results have been adjusted retrospectively from those previously published for the reclassification of the result attributable to the held for sale Japan Life business - see note 18.

(ii)	Asia operations
The effect of changes in economic assumptions for Asia operations in 2013 of £283 million primarily reflects the overall impact of the increase in long-term interest rates in the year, principally arising in Hong Kong of £361 million, Singapore of £107 million and Taiwan of £99 million mainly due to the increase in fund earned rates for participating business. There are partial offsets arising in Indonesia of £(237) million and in Malaysia of £(77) million, mainly reflecting the negative impact of calculating health and protection future profits at a higher discount rate.

The charge of £(135) million in 2012 for the effect of changes in economic assumptions principally arose in Hong Kong of £(320) million, primarily reflecting the effect on projected cash flows of de-risking the asset portfolio and the reduction in fund earned rates on participating business, driven by the very low interest rate environment, and in Vietnam of £(47) million, following the fall in bond yields. There were partial offsets totalling £232 million, principally arising in Malaysia and Indonesia, mainly reflecting the positive impact of calculating projected health and protection profits at a lower rate, driven by the decrease in risk discount rates.

(iii)	US operations
The effect of changes in economic assumptions for US operations reflects the following:
	2013 £m	2012 £m
Effect of changes in 10-year treasury rates and beta:
Fixed annuity and other general account business note (a)	(375)	20
Variable annuity businessnote (b)	587	(83)
Decrease in additional allowance for credit risknote (c)	160	148
Total US operations note (d)	372	85

Notes
(a)
For fixed annuity and other general account business the charge of £(375) million in 2013 principally arises from the effect of a higher discount rate on the opening value of the in-force book, driven by the 130 basis points increase in the risk-free rate. The projected cash flows for this business principally reflect projected spread, with secondary effects on the cash flows also resulting from changes to assumed future yields and resulting policyholder behaviour. The credit of £20 million in 2012 reflected a 10 basis point decrease in the risk free rate, partially offset by the effect for the acquired REALIC book (reflecting a 20 basis point increase in the risk-free rate from the 4 September acquisition date to 31 December 2012).

(b)
For variable annuity business, the credit of £587 million principally reflects an increase in projected fee income and a decrease in projected benefit costs, arising from the increase in the rate of assumed future return on the underlying separate account assets, driven by the 130 basis points increase in the risk-free rate. There is a partial offset arising from the increase in the discount rate applied to those cash flows. The charge of £(83) million in 2012 reflected a decrease in the risk free rate of 10 basis points.

(c)
For 2013 the £160 million (2012: £148 million) effect of the decrease in the additional allowance for credit risk within the risk discount rate reflected the reduction in credit spreads and represented a 50 basis points decrease for spread business and a 10 basis points decrease for variable annuity business, representing the proportion of business invested in the general account (as described in note 15(b)(iii)).

(d)
The total effect of changes in economic assumptions for US operations of a credit of £372 million for 2013 includes a pre-tax charge of £(20) million for the effect of the change in required capital from 235 per cent to 250 per cent of risk-based capital (see note 15(b)(ii)).

(iv)	UK insurance operations
The effect of changes in economic assumptions of a credit of £166 million for UK insurance operations for 2013 comprises the following:

	2013 £m	2012 £m
Effect of changes in expected long-term rates of return, risk discount rates and other changes:
Shareholder-backed annuity businessnote (a)	(70)	140
With-profits and other businessnote (b)	236	(46)
Tax regimenote (c)	-	(46)
Total UK insurance operations	166	48

Notes
(a)
For shareholder-backed annuity business the overall effect of changes in expected long-term rates of return and risk discount rates reflect the combined effects of the changes in economic assumptions, which incorporate a default allowance for both best estimate defaults and in respect of the additional credit risk provisions (as shown in note 16(iii)).

(b)
For with-profits and other business the total credit in 2013 of £236 million (2012: charge of £(46) million) includes the net effect of the changes in fund earned rates and risk discount rate (as shown in note 16(iii)), driven by the 120 basis points increase (2012: a reduction of 20 basis points) in the 15-year government bond rate.

(c)
In 2012, the effect of the change in tax regime of £(46) million reflected the change in pattern of taxable profits for shareholder-backed annuity business arising from the acceleration of tax payments due to the altered timing of relief on regulatory basis provisions.

7 Net core structural borrowings of shareholder-financed operations

		31 Dec 2013 £m			31 Dec 2012 £m
	IFRS basis	Mark to market value adjustment	EEV basis at market value	IFRS basis	Mark to market value adjustment	EEV basis at market value
Holding company* cash and
short-term investments	(2,230)	-	(2,230)	(1,380)	-	(1,380)
Core structural borrowings –
central funds**	4,211	392	4,603	3,126	536	3,662
Holding company net borrowings	1,981	392	2,373	1,746	536	2,282
Core structural borrowings – Prudential
Capital	275	-	275	275	-	275
Core structural borrowings – Jackson	150	38	188	153	43	196
Net core structural borrowings of
shareholder-financed operations	2,406	430	2,836	2,174	579	2,753
*	Including central finance subsidiaries.
**
In January 2013, the Company issued US$700 million (£423 million at 31 December 2013 closing exchange rate) perpetual subordinated capital securities. In addition the Company issued £700 million subordinated notes in December 2013.

8 Analysis of movement in free surplus

Free surplus is the excess of the regulatory basis net assets for EEV reporting purposes (net worth) over the capital required to support the covered business. Where appropriate, adjustments are made to the net worth so that backing assets are included at fair value rather than cost so as to comply with the EEV Principles.
	2013 £m			2012* £m
	Long-term business	Asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission	Free surplus of long-term business, asset management and UK general insurance commission
Long-term business and asset management operationsnote (i)	note 12	note (iii)
Underlying movement:
Investment in new businessnotes (ii), (viii)	(637)	-	(637)	(618)
Business in force:
Expected in-force cash flows (including expected return
on net assets)	2,150	471	2,621	2,405
Effects of changes in operating assumptions, operating
experience variances and other operating items	478	-	478	293
	1,991	471	2,462	2,080
Effect of acquisition of REALIC	-	-	-	(169)
Increase in EEV assumed level of required capitalnote 12	(58)	-	(58)	-
(Loss) profit attaching to held for sale Japan Life business	(40)	-	(40)	31
Other non-operating itemsnote (iv)	(739)	17	(722)	(62)
	1,154	488	1,642	1,880
Net cash flows to parent companynote (v)	(1,069)	(272)	(1,341)	(1,200)
Bancassurance agreement and purchase of Thanachart Lifenotes 4 ,12	365	-	365	-
Exchange movements, timing differences and other itemsnote (vi)	(187)	(165)	(352)	(412)
Net movement in free surplus	263	51	314	268
Balance at 1 January 2013note (viii)	2,957	732	3,689	3,421
Balance at 31 December 2013note (viii)	3,220	783	4,003	3,689
Representing:
Asia operations	1,185	194	1,379	1,181
US operations	956	118	1,074	1,319
UK operations	1,079	471	1,550	1,189
	3,220	783	4,003	3,689
Balance at 1 January 2013/ 1 January 2012 representing:
Asia operations	974	207	1,181	1,278
US operations	1,211	108	1,319	1,333
UK operations	772	417	1,189	810
	2,957	732	3,689	3,421
*The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of the revised IAS 19 and for the reclassification of the result attributable to the Japan Life business – see note 18.

Notes
(i)	All figures are shown post-tax.
(ii)	Free surplus invested in new business represents amounts set aside for required capital and acquisition costs.
(iii)	For the purposes of this analysis, free surplus for asset management operations and the UK general insurance commission is taken to be IFRS basis shareholders’ equity.
(iv)	Changes in non-operating items principally represent short-term fluctuations in investment returns and the effect of changes in economic assumptions for long-term business operations.
(v)	Net cash flows to parent company for long-term business operations reflect the flows as included in the holding company cash flow at transaction rates.
(vi)	Exchange movements, timing differences and other items represent:	2013 £m
		Long-term business	Asset management and UK general insurance commission	Total
	Exchange movementsnote 12	(164)	(28)	(192)
	Mark to market value movements on Jackson assets backing surplus and required capitalnote 9	(97)	-	(97)
	Shareholders' share of actuarial and other gains and losses on defined benefit pension schemesnote 9	(22)	(18)	(40)
	Othernote (vii)	96	(119)	(23)
		(187)	(165)	(352)
(vii)	Other primarily reflects the effect of intra-group loans, contingent loan funding, as shown in note 12(i), timing differences and other non-cash items.
(viii)
The free surplus balance at 31 December 2013 includes £392 million (2012: £177 million) representing unamortised amounts advanced to bancassurance partners for securing exclusive distribution rights. The annual amortisation charge is recorded within ‘investment in new business’ each year at a rate that is determined by reference to the actual sales levels achieved.

9 Reconciliation of movement in shareholders’ equity

	2013 £m						2012* £m
	Long-term business operations
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Other operations	Group Total	Group Total

	note (i)				note (i)
Pre-tax operating profit (based on longer-term
investment returns)
Long-term business:
New businessnote 2	1,460	1,086	297	2,843	-	2,843	2,452
Business in forcenote 3	927	1,135	736	2,798	-	2,798	1,982
	2,387	2,221	1,033	5,641	-	5,641	4,434
Asset management	-	-	-	-	574	574	479
Other results	(2)	(1)	(16)	(19)	(616)	(635)	(600)
Pre-tax operating profit based on longer-term
investment returns	2,385	2,220	1,017	5,622	(42)	5,580	4,313
Total non-operating profit	(157)	(46)	166	(37)	121	84	644
Profit before tax (including actual investment	2,228	2,174	1,183	5,585	79	5,664	4,957
returns)
Tax (charge) credit attributable to shareholders’
profitnote 10
Tax on operating profit	(494)	(695)	(198)	(1,387)	11	(1,376)	(1,139)
Tax on non-operating profit	69	12	(34)	47	23	70	(49)
Profit for the year	1,803	1,491	951	4,245	113	4,358	3,769
Other movements (post-tax)
Exchange movements on foreign operations
and net investment hedges	(974)	(175)	-	(1,149)	72	(1,077)	(469)
Intra-group dividends (including statutory
transfers)note (ii)	(433)	(300)	(339)	(1,072)	1,072	-	-
Investment in operationsnote (iii)	40	-	-	40	(40)	-	-
External dividends	-	-	-	-	(781)	(781)	(655)
Shareholders' share of actuarial and other gains and
losses on defined benefit pension schemesnote (v)	-	-	(22)	(22)	(31)	(53)	44
Reserve movements in respect of share-based
payments	-	-	-	-	98	98	42
Bancassurance agreement and purchase of
Thanachart Lifenotes (vi) and 4	412	-	-	412	(412)	-	-
Other transfers	(5)	15	(20)	(10)	10	-	-
Treasury shares movements	-	-	-	-	(41)	(41)	23
New share capital subscribed	-	-	-	-	6	6	17
Mark to market value movements on Jackson assets
backing surplus and required capital	-	(97)	-	(97)	-	(97)	35
Net increase in shareholders’ equity	843	934	570	2,347	66	2,413	2,806
Shareholders’ equity at 1 January 2013note (i)	9,462	6,032	6,772	22,266	177	22,443	19,637
Shareholders’ equity at 31 December 2013note (i)	10,305	6,966	7,342	24,613	243	24,856	22,443

Representing:
Statutory IFRS basis shareholders’ equity	2,564	3,446	2,976	8,986	664	9,650	10,359
Additional retained profit (loss) on an EEV
basisnote (iv)	7,741	3,520	4,366	15,627	(421)	15,206	12,084
EEV basis shareholders’ equity	10,305	6,966	7,342	24,613	243	24,856	22,443
Balance at 1 January 2013/1 January 2012
Representing:
Statutory IFRS basis shareholders’ equity	2,290	4,343	3,008	9,641	718	10,359	8,564
Additional retained profit (loss) on an EEV
basisnote (iv)	7,172	1,689	3,764	12,625	(541)	12,084	11,073
EEV basis shareholders’ equity	9,462	6,032	6,772	22,266	177	22,443	19,637
*The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised IAS 19 and for the reclassification of the result attributable to the held for sale Japan Life business – see note 18.

Notes
(i)	For the purposes of the table above, goodwill related to Asia long-term operations is included in Other operations.
(ii)
Intra-group dividends (including statutory transfers) represent dividends that have been declared in the year and amounts accrued in respect of statutory transfers.  The amounts included in note 8 for these items are as per the holding company cashflow at transaction rates.  The difference primarily relates to intra-group loans, timing differences arising on statutory transfers, and other non-cash items.

(iii)       Investment in operations reflects increases in share capital.
(iv)
The additional retained loss on an EEV basis for Other operations primarily represents the mark to market value adjustment for holding company net borrowings of a charge of £(392) million (2012: charge of £(536) million), as shown in note 7.

(v)	The (charge) credit for the shareholders’ share of actuarial and other gains and losses on defined benefit schemes comprises:

	2013 £m	2012* £m
IFRS basis	(48)	34
Additional shareholders' interestnote 15(c)(vi)	(5)	10
EEV basis total	(53)	44
* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of revised IAS 19 - see note 18.
(vi)	The £412 million transfer from Other operations to Asia operations represents the funding of Asia operations to purchase the bancassurance agreement and Thanachart Life (as shown in note 4).

10 Tax attributable to shareholders’ profit

The tax charge comprises:
	2013 £m	2012 £m
Tax charge on operating profit based on longer-term investment returns:
Long-term business:*
Asia operations	494	420
US operations	695	513
UK insurance operations	198	168
	1,387	1,101
Other operations**	(11)	38
Total tax charge on operating profit based on longer-term investment returns**	1,376	1,139
Tax (credit) charge on non-operating profit**	(70)	49
Tax charge on profit attributable to shareholders (including
tax on actual investment returns)**	1,306	1,188
*The tax charge on operating profit for long-term business includes tax on Solvency II and restructuring costs.
** The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and revised IAS 19 - see note 18.

11 Earnings per share (EPS)
	2013 £m		2012* £m
	Operating	Total	Operating	Total
Pre-tax profit	5,580	5,664	4,313	4,957
Tax	(1,376)	(1,306)	(1,139)	(1,188)
Post-tax profit	4,204	4,358	3,174	3,769
EPS (pence)	165.0p	171.0p	124.9p	148.3p
Average number of shares (millions)	2,548	2,548	2,541	2,541
* The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11, revised IAS 19 and for the reclassification of the result attributable to the held for sale Japan Life business - see note 18.

12 Reconciliation of post-tax movements in net worth and value of in-force for long-term business
	2013 £m
					Total
				Value of	long-term
	Free	Required	Total net	in-force	business
	Surplus	capital	worth	business	operations
	note 8			note (iv)
Group
Shareholders’ equity at 1 January 2013	2,957	3,898	6,855	15,411	22,266
New business contributionnotes (ii), (iii)	(637)	461	(176)	2,258	2,082
Existing business – transfer to net worth	2,017	(347)	1,670	(1,670)	-
Expected return on existing business	133	90	223	1,277	1,500
Changes in operating assumptions and experience variances *	478	(7)	471	182	653
Increase in EEV assumed level of required capitalnote (vi)	(58)	58	-	(13)	(13)
Loss attaching to held for sale Japan Life business	(40)	-	(40)	5	(35)
Other non-operating items	(739)	(103)	(842)	900	58
Post-tax profit from long-term business	1,154	152	1,306	2,939	4,245
Exchange movements on foreign operations and net investment hedges	(164)	(117)	(281)	(868)	(1,149)
Bancassurance agreement and purchase of Thanachart Lifenotes 4 and (v)	365	21	386	26	412
Intra-group dividends (including statutory transfers) and investment in operationsnote (i)	(963)	-	(963)	(69)	(1,032)
Other movements	(129)	-	(129)	-	(129)
Shareholders’ equity at 31 December 2013note(viii)	3,220	3,954	7,174	17,439	24,613
Representing:
Asia operations
Shareholders’ equity at 1 January 2013	974	970	1,944	7,518	9,462
New business contributionnote (iii)	(310)	107	(203)	1,342	1,139
Existing business – transfer to net worth	713	29	742	(742)	-
Expected return on existing business	74	(1)	73	595	668
Changes in operating assumptions and experience variances*	32	(9)	23	61	84
Loss attaching to held for sale Japan Life businessnote 4	(40)	-	(40)	5	(35)
Other non-operating items	(70)	(56)	(126)	73	(53)
Post-tax profit from long-term business	399	70	469	1,334	1,803
Exchange movements on foreign operations and net investment hedges	(155)	(84)	(239)	(735)	(974)
Bancassurance agreement and purchase of Thanachart Lifenotes 4 and (v)	365	21	386	26	412
Intra-group dividends (including statutory transfers) and investment in operations	(393)	-	(393)	-	(393)
Other movements	(5)	-	(5)	-	(5)
Shareholders’ equity at 31 December 2013note (viii)	1,185	977	2,162	8,143	10,305
US operations
Shareholders’ equity at 1 January 2013	1,211	1,600	2,811	3,221	6,032
New business contributionnote (iii)	(298)	288	(10)	716	706
Existing business – transfer to net worth	796	(296)	500	(500)	-
Expected return on existing business	41	53	94	301	395
Changes in operating assumptions and experience variances*	292	21	313	111	424
Increase in EEV assumed level of required capitalnote (vi)	(58)	58	-	(13)	(13)
Other non-operating items	(637)	(84)	(721)	700	(21)
Post-tax profit from long-term business	136	40	176	1,315	1,491
Exchange movements on foreign operations and net investment hedges	(9)	(33)	(42)	(133)	(175)
Intra-group dividends (including statutory transfers)	(300)	-	(300)	-	(300)
Other movements	(82)	-	(82)	-	(82)
Shareholders’ equity at 31 December 2013	956	1,607	2,563	4,403	6,966
UK insurance operations
Shareholders’ equity at 1 January 2013	772	1,328	2,100	4,672	6,772
New business contributionnote (iii)	(29)	66	37	200	237
Existing business – transfer to net worth	508	(80)	428	(428)	-
Expected return on existing business	18	38	56	381	437
Changes in operating assumptions and experience variances*	154	(19)	135	10	145
Other non-operating items	(32)	37	5	127	132
Post-tax profit from long-term business	619	42	661	290	951
Intra-group dividends (including statutory transfers)note (i)	(270)	-	(270)	(69)	(339)
Other movements	(42)	-	(42)	-	(42)
Shareholders’ equity at 31 December 2013note (viii)	1,079	1,370	2,449	4,893	7,342
*			Changes in operating assumptions and experience variances as reported above include development, Solvency II and restructuring costs.

Notes
(i)
The amounts shown in respect of free surplus and the value of in-force business for UK insurance operations for intra-group dividends (including statutory transfers) include contingent loan funding. Contingent loan funding represents amounts whose repayment to the lender is contingent upon future surpluses emerging from certain contracts specified under the arrangement. If insufficient surplus emerges on those contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

(ii)       The movements arising from new business contribution are as follows:
	2013 £m	2012 £m
Free surplus invested in new business	(637)	(618)
Increase in required capital	461	454
Reduction in total net worth	(176)	(164)
Increase in the value associated with new business	2,258	1,955
Total post-tax new business contribution	2,082	1,791

(iii) Free surplus invested in new business is as follows:
	2013 £m				2012 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Pre-tax new business
contributionnote 2	1,460	1,086	297	2,843	1,266	873	313	2,452
Tax	(321)	(380)	(60)	(761)	(284)	(305)	(72)	(661)
Post-tax new business
contribution	1,139	706	237	2,082	982	568	241	1,791
Free surplus invested in new
business	(310)	(298)	(29)	(637)	(292)	(281)	(45)	(618)
Post-tax new business
contribution per £1 million
free surplus invested	3.7	2.4	8.2	3.3	3.4	2.0	5.4	2.9

(iv)	The value of in-force business includes the value of future margins from current in-force business less the cost of holding required capital and represents:

	2013 £m				2012 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations
Value of in-force business
before deduction of cost of
capital and time value of guarantees	8,540	4,769	5,135	18,444	7,903	3,992	4,916	16,811
Cost of capital	(347)	(220)	(242)	(809)	(352)	(121)	(244)	(717)
Cost of time value of guaranteesnote (vii)	(50)	(146)	-	(196)	(33)	(650)	-	(683)
Net value of in-force business	8,143	4,403	4,893	17,439	7,518	3,221	4,672	15,411

(v)
The free surplus increase of £365 million in respect of the transaction with Thanachart bank includes the purchase cost of the partnership agreement to enable future new sales through the bancasurrance channel. As new business is written, the carrying value of this purchase cost is amortised against the new business contribution line of this reconciliation.

(vi)	The increase in required capital in US operations of £58 million reflects the effect of the change from 235 per cent to 250 per cent of risk-based capital.
(vii)
The decrease in the cost of time value of guarantees for US operations from £(650) million at 2012 to £(146) million at 2013 primarily relates to variable annuity business, mainly arising from the increase in the expected long-term separate account rate of return of 1.3 per cent driven by the increase in the US 10-year treasury bond rate and strong equity performance, partly offset by the impact from new business written in the year.

(viii)	Effects of domestication of Hong Kong branch in 2014
The analysis of shareholders’ equity at 31 December 2013 does not incorporate the impact of the domestication of the Hong Kong branch which took effect on 1 January 2014. In order to align the corporate structure of the branch business in Hong Kong more closely with Prudential’s other Asia operations, the Board of PAC initiated a proposal to transfer the branch business to two Hong Kong-incorporated companies – Prudential Hong Kong Limited and Prudential General Insurance Hong Kong Limited – with one providing life insurance and the other providing general insurance.

Following consultation with policyholders of PAC and court approval, the assets and liabilities of the Hong Kong branch business of PAC transferred to separate subsidiaries on 1 January 2014.  As a consequence of this restructuring, adjustments in respect of required capital, and the cost of that capital, will be necessary. This arises from the transfer of capital that was previously held within the UK business in respect of the Hong Kong branch operations and additional capital requirements that arise from the newly established subsidiaries. These will be reflected in the movements in net worth and value of in force business reported in 2014 as adjustments to opening balances as follows:

	£m
Adjustment to shareholders’ equity at 1 January 2014	Free surplus	Required capital	Total net worth	Value of in-force business	Total long-term business operations

Asia operations	(104)	104	-	(40)	(40)
UK insurance operations	69	(69)	-	29	29
Net impact on Group total	(35)	35	-	(11)	(11)

The adjustments for UK insurance operations reflect the transfer of required capital, and attaching cost of capital, for amounts previously set aside whilst the Hong Kong business was a branch of Prudential Assurance Company, to the Asia operations segment. The adjustments for Asia operations reflect this transfer and the effects of additional capital requirements of the Hong Kong regulator under the arrangements for the newly domesticated business. The net effect reflects the higher required capital levels attributable to the stand-alone Hong Kong shareholder-backed long-term insurance business.

13 Expected transfer of value of in-force business to free surplus

The discounted value of in-force business and required capital can be reconciled to the 2013 and 2012 totals in the tables below for the emergence of free surplus as follows:

	2013 £m	2012 £m
Required capitalnote 12	3,954	3,898
Value of in-force (VIF)note 12	17,439	15,411
Add back: deduction for cost of time value of guaranteesnote 12	196	683
Expected cashflow from sale of Japan Life business	(25)	-
Other itemsnote	(1,157)	(1,401)
Total	20,407	18,591

Note
‘Other items’  represent amounts incorporated into VIF where there is no definitive timeframe for when the payments will be made or receipts received. In particular, other items includes the deduction of the value of the shareholders’ interest in the estate, the value of which is derived by increasing final bonus rates so as to exhaust the estate over the lifetime of the in-force with-profits business. This is an assumption to give an appropriate valuation. To be conservative this item is excluded from the expected free surplus generation profile below.

Cash flows are projected on a deterministic basis and are discounted at the appropriate risk discount rate. The modelled cash flows use the same methodology underpinning the Group’s embedded value reporting and so are subject to the same assumptions and sensitivities.

The table below shows how the VIF generated by the in-force business and the associated required capital is modelled as emerging into free surplus over future years.

		2013 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2013 Total as shown above	1-5 years	6 -10 years	11-15 years	16 -20 years	21-40 years	40+ years
Asia operations*	9,021	3,168	1,883	1,275	855	1,465	375
US operations	6,234	3,326	1,845	653	271	139	-
UK insurance operations	5,152	1,915	1,326	870	536	487	18
Total	20,407	8,409	5,054	2,798	1,662	2,091	393
	100%	41%	25%	14%	8%	10%	2%

*Following its reclassification as held for sale, the Asia cashflows exclude any cashflows in respect of Japan.

		2012 £m
		Expected period of conversion of future post tax distributable earnings and required capital flows to free surplus
	2012 Total as shown above	1-5 years	6 -10 years	11-15 years	16 -20 years	21-40 years	40+ years
Asia operations	8,410	2,987	1,873	1,181	840	1,297	232
US operations	5,439	2,723	1,607	698	301	110	-
UK insurance operations	4,742	1,890	1,185	756	456	445	10
Total	18,591	7,600	4,665	2,635	1,597	1,852	242
	100%	41%	25%	14%	9%	10%	1%

14 Sensitivity of results to alternative assumptions

(a) Sensitivity analysis – economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2013 (31 December 2012) and the pre-tax new business contribution after the effect of required capital for 2013 and 2012 to:

•	1 per cent increase in the discount rates;
•	1 per cent increase and decrease in interest rates, including all consequential changes (assumed investment returns for all asset classes, market values of fixed interest assets, risk discount rates);
•	1 per cent rise in equity and property yields;
•	10 per cent fall in market value of equity and property assets (embedded value only);
•	The statutory minimum capital level (by contrast to EEV basis required capital), (for embedded value only);
•	5 basis point increase in UK long-term expected defaults; and
•	10 basis point increase in the liquidity premium for UK annuities.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised economic conditions.

New business contribution

	2013 £m				2012 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

Pre-tax new business contributionnote 2	1,460	1,086	297	2,843	1,266	873	313	2,452
Discount rates – 1% increase	(187)	(52)	(36)	(275)	(163)	(40)	(38)	(241)
Interest rates – 1% increase	23	72	(1)	94	33	104	6	143
Interest rates – 1% decrease	(61)	(107)	-	(168)	(106)	(161)	(11)	(278)
Equity/property yields – 1% rise	56	96	13	165	48	97	13	158
Long-term expected defaults - 5 bps
increase	-	-	(8)	(8)	-	-	(10)	(10)
Liquidity premium - 10 bps increase	-	-	16	16	-	-	20	20

Embedded value of long-term business operations

	2013 £m				2012 £m
				Total				Total
			UK	long-term			UK	long-term
	Asia	US	insurance	business	Asia	US	insurance	business
	operations	operations	operations	operations	operations	operations	operations	operations

Shareholders' equitynote 9	10,305	6,966	7,342	24,613	9,462	6,032	6,772	22,266
Discount rates – 1% increase	(992)	(266)	(529)	(1,787)	(879)	(209)	(482)	(1,570)
Interest rates – 1% increase	(297)	(65)	(380)	(742)	(218)	(124)	(328)	(670)
Interest rates – 1% decrease	200	(12)	443	631	85	49	399	533
Equity/property yields – 1% rise	370	250	210	830	328	230	202	760
Equity/property market values – 10%
fall	(183)	(90)	(238)	(511)	(159)	(69)	(309)	(537)
Statutory minimum capital	109	153	4	266	108	89	4	201
Long-term expected defaults – 5 bps
increase	-	-	(114)	(114)	-	-	(112)	(112)
Liquidity premium – 10 bps increase	-	-	228	228	-	-	224	224

The sensitivities shown above are for the impact of instantaneous changes on the embedded value of long-term business operations and include the combined effect on the value of in-force business and net assets at the balance sheet dates indicated. If the change in assumption shown in the sensitivities were to occur, then the effect shown above would be recorded within two components of the profit analysis for the following year. These are for the effect of economic assumption changes and, to the extent that asset value changes are included in the sensitivities, within short-term fluctuations in investment returns. In addition to the sensitivity effects shown above, the other components of the profit for the following year would be calculated by reference to the altered assumptions, for example new business contribution and unwind of discount, together with the effect of other changes such as altered corporate bond spreads. In addition for Jackson, the fair value movements on assets backing surplus and required capital which are taken directly to shareholders’ equity would also be affected by changes in interest rates.

(b)Sensitivity analysis – non-economic assumptions
The tables below show the sensitivity of the embedded value as at 31 December 2013 (31 December 2012) and the pre-tax new business contribution after the effect of required capital for 2013 and 2012 to:

•	10 per cent proportionate decrease in maintenance expenses (a 10 per cent sensitivity on a base assumption of £10 per annum would represent an expense assumption of £9 per annum);
•	10 per cent proportionate decrease in lapse rates (a 10 per cent sensitivity on a base assumption of 5 per cent would represent a lapse rate of 4.5 per cent per annum); and
•	5 per cent proportionate decrease in base mortality and morbidity rates (ie increased longevity).

New business contribution
	2013 £m				2012 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

Pre-tax new business contributionnote 2	1,460	1,086	297	2,843	1,266	873	313	2,452
Maintenance expenses – 10% decrease	29	12	4	45	32	13	4	49
Lapse rates – 10% decrease	109	41	8	158	95	26	7	128
Mortality and morbidity – 5% decrease	75	6	(8)	73	76	5	(11)	70
Change representing effect on:
Life business	75	6	3	84	76	5	3	84
UK annuities	-	-	(11)	(11)	-	-	(14)	(14)

Embedded value of long-term business operations
	2013 £m				2012 £m
	Asia operations	US operations	UK insurance operations	Total long-term business operations	Asia operations	US operations	UK insurance operations	Total long-term business operations

Shareholders' equitynote 9	10,305	6,966	7,342	24,613	9,462	6,032	6,772	22,266
Maintenance expenses – 10% decrease	126	59	58	243	137	50	56	243
Lapse rates – 10% decrease	352	294	79	725	333	225	66	624
Mortality and morbidity – 5% decrease	377	154	(254)	277	387	178	(273)	292
Change representing effect on:
Life business	377	154	20	551	387	178	13	578
UK annuities	-	-	(274)	(274)	-	-	(286)	(286)

15 Methodology and accounting presentation

(a) Covered business
The EEV results for the Group are prepared for ‘covered business’, as defined by the EEV Principles. Covered business represents the Group’s long-term insurance business for which the value of new and in-force contracts is attributable to shareholders. The results for covered business, including the Group’s investments in joint venture insurance operations, are presented on a pre-tax basis, with tax reported separately. The EEV basis results for the Group’s covered business are then combined with the IFRS basis results of the Group’s other operations. Under the EEV Principles, the results for covered business incorporate the projected margins of attaching internal asset management.

The definition of long-term business operations is consistent with previous practice and comprises those contracts falling under the definition for regulatory purposes together with, for US operations, contracts that are in substance the same as guaranteed investment contracts (GICs) but do not fall within the technical definition.

Covered business comprises the Group’s long-term business operations, with two exceptions:

•
the closed Scottish Amicable Insurance Fund (SAIF) which is excluded from covered business. SAIF is a ring-fenced sub-fund of the Prudential Assurance Company (PAC) long-term fund, established by a Court approved Scheme of Arrangement in October 1997. SAIF is closed to new business and the assets and liabilities of the fund are wholly attributable to the policyholders of the fund.

•
the presentational treatment of the Group’s principal defined benefit pension scheme, the Prudential Staff Pension Scheme (PSPS). The partial recognition of the surplus for PSPS is recognised in ‘Other’ operations, as described in note 15(c)(vi).

A small amount of UK group pensions business is also not modelled for EEV reporting purposes.

(b) Methodology
(i) Embedded value
Overview
The embedded value is the present value of the shareholders’ interest in the earnings distributable from assets allocated to covered business after sufficient allowance has been made for the aggregate risks in that business. The shareholders’ interest in the Group’s long-term business comprises:

•	present value of future shareholder cash flows from in-force covered business (value of in-force business), less deductions for:
- the cost of locked-in required capital;
- the time value of cost of options and guarantees;
•	locked-in required capital; and
•	shareholders’ net worth in excess of required capital (free surplus).

The value of future new business is excluded from the embedded value.

Notwithstanding the basis of presentation of results (as explained in note 15(c)(iv)) no smoothing of market or account balance values, unrealised gains or investment return is applied in determining the embedded value or profit before tax. Separately, the analysis of profit is delineated between operating profit based on longer-term investment returns and other constituent items (as explained in note 15(c)(i)).

Valuation of in-force and new business
The embedded value results are prepared incorporating best estimate assumptions about all relevant factors including levels of future investment returns, expenses, persistency and mortality. These assumptions are used to project future cash flows. The present value of the future cash flows is then calculated using a discount rate which reflects both the time value of money and the non-diversifiable risks associated with the cash flows that are not otherwise allowed for.

Best estimate assumptions
Best estimate assumptions are used for the cash flow projections, where best estimate is defined as the mean of the distribution of future possible outcomes. The assumptions are reviewed actively and changes are made when evidence exists that material changes in future experience are reasonably certain.

Assumptions required in the calculation of the value of options and guarantees, for example relating to volatilities and correlations, or dynamic algorithms linking liabilities to assets, have been set equal to the best estimates and, wherever material and practical, reflect any dynamic relationships between the assumptions and the stochastic variables.

Demographic assumptions
Persistency, mortality and morbidity assumptions are based on an analysis of recent experience but also reflect expected future experience. Where relevant, when calculating the time value of financial options and guarantees, policyholder withdrawal rates vary in line with the emerging investment conditions according to management’s expectations.

Expense assumptions
Expense levels, including those of service companies that support the Group’s long-term business operations, are based on internal expense analysis investigations and are appropriately allocated to acquisition of new business and renewal of in-force business. Exceptional expenses are identified and reported separately. For mature business, it is Prudential’s policy not to take credit for future cost reduction programmes until the savings have been delivered. For businesses which are currently sub-scale (China, Malaysia Takaful and Taiwan) and India (where the business model is being adapted in response to the regulatory changes introduced in recent years), expense overruns are permitted where these are expected to be short-lived.

For Asia operations, the expenses comprise costs borne directly and recharged costs from the Asia regional head office, that are attributable to covered business. The assumed future expenses for these operations also include projections of these future recharges. Development expenses are charged as incurred.

Corporate expenditure comprises:
•
Expenditure for Group head office, to the extent not allocated to the PAC with-profits funds, together with Solvency II implementation and restructuring costs, which are charged to the EEV basis results as incurred; and

•
Expenditure of the Asia regional head office that is not allocated to the covered business or asset management operations which is charged as incurred. These costs are primarily for corporate related activities and are included within corporate expenditure.

Principal economic assumptions
The EEV basis results for the Group’s operations have been determined using economic assumptions where the long-term expected rates of return on investments and risk discount rates are set by reference to year end rates of return on government bonds.

Expected returns on equity and property asset classes and corporate bonds are derived by adding a risk premium, based on the Group’s long-term view, to the risk-free rate.

The total profit that emerges over the lifetime of an individual contract as calculated using the embedded value basis is the same as that calculated under the IFRS basis. Since the embedded value basis reflects discounted future cash flows, under this methodology the profit emergence is advanced, thus more closely aligning the timing of the recognition of profits with the efforts and risks of current management actions, particularly with regard to business sold during the year.

New business
In determining the EEV basis value of new business, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

New business premiums reflect those premiums attaching to covered business, including premiums for contracts classified as investment products for IFRS basis reporting. New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option.

The contribution from new business represents profits determined by applying operating assumptions as at the end of the year.

For UK immediate annuity business and single premium Universal Life products in Asia, primarily Singapore, the new business contribution is determined by applying economic assumptions reflecting point of sale market conditions. This is consistent with how the business is priced as crediting rates are linked to yields on specific assets and the yield is locked-in when the assets are purchased at the point-of-sale of the policy. For other business within the Group, end of period economic assumptions are used.

New business profitability is a key metric for the Group’s management of the development of the business. In addition, new business margins are shown by reference to annual premium equivalents (APE) and the present value of new business premiums (PVNBP). These margins are calculated as the percentage of the value of new business profit to APE and PVNBP. APE is calculated as the aggregate of regular new business amounts and one-tenth of single new business amounts. PVNBP is calculated as equalling single premiums plus the present value of expected premiums of new regular premium business, allowing for lapses and other assumptions made in determining the EEV new business contribution.

Valuation movements on investments
With the exception of debt securities held by Jackson, investment gains and losses during the year (to the extent that changes in capital values do not directly match changes in liabilities) are included directly in the profit for the year and shareholders’ equity as they arise.

The results for any covered business conceptually reflect the aggregate of the IFRS results and the movements on the additional shareholders’ interest recognised on the EEV basis. Thus the start point for the calculation of the EEV results for Jackson, as for other businesses, reflects the market value movements recognised on the IFRS basis.

However, in determining the movements on the additional shareholders’ interest, the basis for calculating the Jackson EEV result acknowledges that, for debt securities backing liabilities, the aggregate EEV results reflect the fact that the value of in-force business instead incorporates the discounted value of future spread earnings. This value is not affected generally by short-term market movements on securities that broadly speaking, are held for the longer-term.

Fixed income securities backing the free surplus and required capital for Jackson are accounted for at fair value. However, consistent with the treatment applied under IFRS for Jackson securities classified as available-for-sale, movements in unrealised appreciation on these securities are accounted for in equity rather than in the income statement, as shown in the movement in shareholders’ equity.

Cost of capital
A charge is deducted from the embedded value for the cost of capital supporting the Group’s long-term business. This capital is referred to as required capital. The cost is the difference between the nominal value of the capital and the discounted value of the projected releases of this capital allowing for investment earnings (post- tax) on the capital.

The annual result is affected by the movement in this cost from year-to-year which comprises a charge against new business profit and generally a release in respect of the reduction in capital requirements for business in force as this runs off.
Where required capital is held within a with-profits long-term fund, the value placed on surplus assets in the fund is already discounted to reflect its release over time and no further adjustment is necessary in respect of required capital.

Financial options and guarantees
Nature of financial options and guarantees in Prudential’s long-term business
Asia operations
Subject to local market circumstances and regulatory requirements, the guarantee features described below in respect of UK business broadly apply to similar types of participating contracts principally written in the PAC Hong Kong branch, Singapore and Malaysia. Participating products have both guaranteed and non-guaranteed elements.

There are also various non-participating long-term products with guarantees. The principal guarantees are those for whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception and do not vary subsequently with market conditions.

US operations (Jackson)
The principal financial options and guarantees in Jackson are associated with the fixed annuity and variable annuity (VA) lines of business.

Fixed annuities provide that, at Jackson’s discretion, it may reset the interest rate credited to policyholders’ accounts, subject to a guaranteed minimum. The guaranteed minimum return varies from 1.0 per cent to 5.5 per cent for 2013 and 2012, depending on the particular product, jurisdiction where issued, and date of issue. For 2013 and 2012, 86 per cent of the account values on fixed annuities are for policies with guarantees of 3 per cent or less. The average guarantee rate is 2.8 per cent for 2013 and 2012.

Fixed annuities also present a risk that policyholders will exercise their option to surrender their contracts in periods of rapidly rising interest rates, possibly requiring Jackson to liquidate assets at an inopportune time.

Jackson issues VA contracts where it contractually guarantees to the contract holder either: a) return of no less than total deposits made to the contract adjusted for any partial withdrawals; b) total deposits made to the contract adjusted for any partial withdrawals plus a minimum return; or c) the highest contract value on a specified anniversary date adjusted for any withdrawals following the specified contract anniversary. These guarantees include benefits that are payable at specified dates during the accumulation period (Guaranteed Minimum Withdrawal Benefit (GMWB)), as death benefits (Guaranteed Minimum Death Benefits (GMDB)) or as income benefits (Guaranteed Minimum Income Benefits (GMIB)). These guarantees generally protect the policyholder’s value in the event of poor equity market performance. Jackson hedges the GMDB and GMWB guarantees through the use of equity options and futures contracts, and fully reinsures the GMIB guarantees.

Jackson also issues fixed index annuities that enable policyholders to obtain a portion of an equity-linked return while providing a guaranteed minimum return. The guaranteed minimum returns would be of a similar nature to those described above for fixed annuities.

UK insurance operations
For covered business the only significant financial options and guarantees in the UK insurance operations arise in the with-profits fund.

With-profits products provide returns to policyholders through bonuses that are smoothed. There are two types of bonuses - annual and final. Annual bonuses are declared once a year and, once credited, are guaranteed in accordance with the terms of the particular product. Unlike annual bonuses, final bonuses are guaranteed only until the next bonus declaration. The with-profits fund also held a provision on the Pillar I Peak 2 basis of £36 million at 31 December 2013 (31 December 2012: £47 million) to honour guarantees on a small number of guaranteed annuity option products.

The only material guaranteed surrender values relate to investments in the PruFund range of with-profits funds. For these products the policyholder can choose to pay an additional management charge.  In return, at the selected guarantee date, the fund will be increased if necessary to a guaranteed minimum value (based on the initial investment adjusted for any prior withdrawals). The with-profits fund held a reserve of £36 million at 31 December 2013 (31 December 2012: £52 million) in respect of this guarantee.

The Group’s main exposure to guaranteed annuity options in the UK is through the non-covered business of SAIF. A provision on the Pillar I Peak 2 basis of £328 million was held in SAIF at 31 December 2013 (31 December 2012: £371 million) to honour the guarantees. As described in note 15(a) above, the assets and liabilities are wholly attributable to the policyholders of the fund. Therefore the movement in the provision has no direct impact on shareholders.

Time value
The value of financial options and guarantees comprises two parts. One is given by a deterministic valuation on best estimate assumptions (the intrinsic value). The other part arises from the variability of economic outcomes in the future (the time value).

Where appropriate, a full stochastic valuation has been undertaken to determine the time value of the financial options and guarantees.

The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations. Assumptions specific to the stochastic calculations reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of long-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with an allowance for correlation between the various asset classes. Details of the key characteristics of each model are given in notes 16(iv),(v) and (vi).

In deriving the time value of financial options and guarantees, management actions in response to emerging investment and fund solvency conditions have been modelled. Management actions encompass, but are not confined to investment allocation decisions, levels of reversionary and terminal bonuses and credited rates. Bonus rates are projected from current levels and varied in accordance with assumed management actions applying in the emerging investment and fund solvency conditions.

In all instances, the modelled actions are in accordance with approved local practice and therefore reflect the options actually available to management. For the PAC with-profits fund, the actions assumed are consistent with those set out in the Principles and Practices of Financial Management which explains how regular and final bonus rates within the discretionary framework are determined, subject to the general legislative requirements applicable.

(ii) Level of required capital
In adopting the EEV Principles, Prudential has based required capital on its internal targets subject to it being at least the local statutory minimum requirements. For with-profits business written in a segregated life fund, as is the case in Asia and the UK, the capital available in the fund is sufficient to meet the required capital requirements. For shareholder-backed business the following capital requirements apply:

•	Asia operations: the level of required capital has been set to an amount at least equal to the higher of local statutory requirements and the internal target;
•
US operations: the level of required capital has been set at 250 per cent (2012: 235 per cent) of the risk-based capital required by the National Association of Insurance Commissioners (NAIC) at the Company Action Level (CAL); and

•
UK insurance operations: the capital requirements are set to an amount at least equal to the higher of Pillar I and Pillar II requirements for shareholder-backed business of UK insurance operations as a whole.

(iii) Allowance for risk and risk discount rates
Overview
Under the EEV Principles, discount rates used to determine the present value of future cash flows are set by reference to risk-free rates plus a risk margin. The risk margin should reflect any non-diversifiable risk associated with the emergence of distributable earnings that is not allowed for elsewhere in the valuation. Prudential has selected a granular approach to better reflect differences in market risk inherent in each product group. The risk discount rate so derived does not reflect an overall Group market beta but instead reflects the expected volatility associated with the cash flows for each product category in the embedded value model.

Since financial options and guarantees are explicitly valued under the EEV methodology, discount rates under EEV are set excluding the effect of these product features.

The risk margin represents the aggregate of the allowance for market risk, additional allowance for credit risk where appropriate, and allowance for non-diversifiable non-market risk. No allowance is required for non-market risks where these are assumed to be fully diversifiable.

Market risk allowance
The allowance for market risk represents the beta multiplied by an equity risk premium. Except for UK shareholder-backed annuity business (as explained below) such an approach has been used for all of the Group’s businesses.

The beta of a portfolio or product measures its relative market risk. The risk discount rates reflect the market risk inherent in each product group and hence the volatility of product cash flows. These are determined by considering how the profits from each product are affected by changes in expected returns on various asset classes. By converting this into a relative rate of return it is possible to derive a product specific beta.

Product level betas reflect the most recent product mix to produce appropriate betas and risk discount rates for each major product grouping.

Additional credit risk allowance
The Group’s methodology is to allow appropriately for credit risk. The allowance for total credit risk is to cover:

•     expected long-term defaults;
•     credit risk premium (to reflect the volatility in downgrade and default levels); and
•     short-term downgrades and defaults.

These allowances are initially reflected in determining best estimate returns and through the market risk allowance described above. However, for those businesses which are largely backed by holdings of debt securities these allowances in the projected returns and market risk allowances may not be sufficient and an additional allowance may be appropriate.

The practical application of the allowance for credit risk varies depending upon the type of business as described below.

Asia operations
For Asia operations, the allowance for credit risk incorporated in the projected rates of return and the market risk allowance are sufficient. Accordingly no additional allowance for credit risk is required.

The projected rates of return for holdings of corporate bonds comprise the risk-free rate plus an assessment of long-term spread over the risk-free rate.

US operations (Jackson)
For Jackson business, the allowance for long-term defaults is reflected in the risk margin reserve (RMR) charge which is deducted in determining the projected spread margin between the earned rate on the investments and the policyholder crediting rate.

The risk discount rate incorporates an additional allowance for credit risk premium and short-term downgrades and defaults as shown in note 16(ii). In determining this allowance a number of factors have been considered. These factors, in particular, include:

•
How much of the credit spread on debt securities represents an increased credit risk not reflected in the RMR long-term default assumptions, and how much is liquidity premium (which is the premium required by investors to compensate for the risk of longer-term investments which cannot be easily converted into cash, and converted at the fair market value). In assessing this effect, consideration has been given to a number of approaches to estimating the liquidity premium by considering recent statistical data; and

•
Policyholder benefits for Jackson fixed annuity business are not fixed. It is possible in adverse economic scenarios to pass on a component of credit losses to policyholders (subject to guarantee features) through lower investment return rates credited to policyholders. Consequently, it is only necessary to allow for the balance of the credit risk in the risk discount rate.

The level of the additional allowance is assessed at each reporting period to take account of prevailing credit conditions and as the business in force alters over time. The additional allowance for variable annuity business has been set at one-fifth of the non-variable annuity business to reflect the proportion of the allocated holdings of general account debt securities.

The level of allowance differs from that for UK annuity business for investment portfolio differences and to take account of the management actions available in adverse economic scenarios to reduce crediting rates to policyholders, subject to guarantee features of the products.

UK operations
(1) Shareholder-backed annuity business
For Prudential’s UK shareholder-backed annuity business, Prudential has used a market consistent embedded value (MCEV) approach to derive an implied risk discount rate which is then applied to the projected best estimate cash flows.

In the annuity MCEV calculations as the assets are generally held to maturity to match long duration liabilities, the future cash flows are discounted using the swap yield curve plus an allowance for liquidity premium based on Prudential’s assessment of the expected return on the assets backing the annuity liabilities after allowing for:

•
expected long-term defaults derived as a percentage of historical default experience based on Moody’s data for the period 1970 to 2009 and the definition of the credit rating assigned to each asset held is the second highest credit rating published by Moody’s, Standard & Poor’s and Fitch;

•
a credit risk premium, which is derived as the excess over the expected long-term defaults, of the 95th percentile of historical cumulative defaults based on Moody’s data for the period 1970 to 2009, and subject to a minimum margin over expected long-term defaults of 50 per cent;

•	an allowance for a 1 notch downgrade of the asset portfolio subject to credit risk and;
•	an allowance for short-term downgrades and defaults.

For the purposes of presentation in the EEV results, the results on this basis are reconfigured. Under this approach the projected earned rate of return on the debt securities held is determined after allowing for expected long-term defaults and, where necessary, an additional allowance for an element of short-term downgrades and defaults to bring the allowance in the earned rate up to best estimate levels. The allowances for credit risk premium, 1 notch downgrade and the remaining element of short-term downgrade and default allowances are incorporated into the risk margin included in the discount rate, as shown in note 16(iii)(b).

(2) With-profits fund non-profit annuity business
For UK non-profit annuity business including that written by Prudential Annuities Limited (PAL) the basis for determining the aggregate allowance for credit risk is consistent with that applied for UK shareholder-backed annuity business (as described above). The allowance for credit risk in PAL is taken into account in determining the projected cash flows to the with-profits fund, which are in turn discounted at the risk discount rate applicable to all of the projected cash flows of the fund.

(3) With-profits fund holdings of debt securities
The UK with-profits fund holds debt securities as part of its investment portfolio backing policyholder liabilities and unallocated surplus. The assumed earned rate for with-profit holdings of corporate bonds is defined as the risk-free rate plus an assessment of the long-term spread over gilts, net of expected long-term defaults. This approach is similar to that applied for equities and properties for which the projected earned rate is defined as the risk-free rate plus a long-term risk premium.

Allowance for non-diversifiable non-market risks
The majority of non-market and non-credit risks are considered to be diversifiable. Finance theory cannot be used to determine the appropriate component of beta for non-diversifiable non-market risks since there is no observable risk premium associated with it that is akin to the equity risk premium. Recognising this, a pragmatic approach has been applied.

A base level allowance of 50 basis points is applied to cover the non-diversifiable non-market risks associated with the Group’s businesses. For the Group’s US business and UK business other than shareholder-backed annuity, no additional allowance is necessary. For UK shareholder-backed annuity business a further allowance of 50 basis points is used to reflect the longevity risk which is of particular relevance. For the Group’s Asia operations in China, India, Indonesia, the Philippines, Taiwan, Thailand and Vietnam, additional allowances are applied for emerging market risk ranging from 100 to 250 basis points.

(iv) With-profits business and the treatment of the estate
The proportion of surplus allocated to shareholders from the PAC with-profits fund has been based on the present level of 10 per cent. The value attributed to the shareholders’ interest in the estate is derived by increasing final bonus rates (and related shareholder transfers) so as to exhaust the estate over the lifetime of the in-force with-profits business. In any scenarios where the total assets of the life fund are insufficient to meet policyholder claims in full, the excess cost is fully attributed to shareholders. Similar principles apply, where appropriate, for other with-profits funds of the Group’s Asia operations.

(v) Debt capital
Core structural debt liabilities are carried at market value. As the liabilities are generally held to maturity or for the long-term, no deferred tax asset or liability has been established on the difference, compared to the IFRS carrying value. Accordingly, no deferred tax credit or charge is recorded in the results for the reporting period in respect of the mark to market value adjustment.

(vi) Foreign currency translation
Foreign currency profits and losses have been translated at average exchange rates for the year. Foreign currency assets and liabilities have been translated at year end rates of exchange. The principal exchange rates are shown in note A1 of the IFRS statements.

(c) Accounting presentation
(i) Analysis of profit before tax
To the extent applicable, the presentation of the EEV profit for the year is consistent with the basis that the Group applies for analysis of IFRS basis profits before shareholder taxes between operating and non-operating results. Operating results reflect the underlying results including longer-term investment returns (which are determined as described in note 15(c)(ii) below) and incorporate the following:

•	new business contribution, as defined in note 15(b)(i);
•	unwind of discount on the value of in-force business and other expected returns, as described in note 15(c)(iv) below;
•	the impact of routine changes of estimates relating to non-economic assumptions, as described in note 15(c)(iii) below; and
•	non-economic experience variances, as described in note 15(c)(v) below.

Non-operating results comprise the recurrent items of short-term fluctuations in investment returns, the mark to market value movements on core borrowings and the effect of changes in economic assumptions.

In addition, the 2013 operating profit excludes the loss attaching to the held for sale Japan Life business and the costs associated with the domestication of the Hong Kong branch. The 2012 operating profit excluded the gain arising on the acquisition of REALIC, the profit attaching to the Japan Life business and the dilution of the Group’s holding in PPM South Africa. The amounts for these items are included in total EEV profit attributable to shareholders. The Company believes that operating profit, as adjusted for these items, better reflects underlying performance. Profit before tax and basic earnings per share include these items, together with actual investment returns.

Post-tax results
The Group intends to alter its basis of presentation of EEV results for 2014 and subsequent reporting periods to a post-tax basis, in line with the approach adopted by a number of international insurance groups. An analysis of the Group’s profit and loss account and key accompanying notes on a pre-tax and post-tax basis for the most recent reporting periods are shown in the additional unaudited financial information section C.

(ii) Operating profit
For the investment element of the assets covering the net worth of long-term insurance business, investment returns are recognised in operating results at the expected long-term rate of return. These expected returns are calculated by reference to the asset mix of the portfolio. For the purpose of calculating the longer-term investment return to be included in the operating result of the PAC with-profits fund of UK operations, where assets backing the liabilities and unallocated surplus are subject to market volatility, asset values at the beginning of the reporting period are adjusted to remove the effects of short-term market movements as explained in note 15(c)(iv) below.

For the purpose of determining the long-term returns for debt securities of US operations for fixed annuity and other general account business, a risk margin charge is included which reflects the expected long-term rate of default based on the credit quality of the portfolio. For Jackson, interest-related realised gains and losses are amortised to the operating results over the maturity period of the sold bonds and for equity-related investments, a long-term rate of return is assumed, which reflects the aggregation of end of year risk-free rates and equity risk premium. For US variable annuity separate account business, operating profit includes the unwind of discount on the opening value of in-force adjusted to reflect end of year projected rates of return with the excess or deficit of the actual return recognised within non-operating profit, together with the related hedging activity.

For UK annuity business, rebalancing of the asset portfolio backing the liabilities to policyholders may, from time to time, take place to align it more closely with the internal benchmark of credit quality that management applies. Such rebalancing will result in a change in the projected yield on the asset portfolio and the allowance for default risk. The net effect of these changes is included in the result for the year.

(iii) Effect of changes in operating assumptions
Operating profit includes the effect of changes to operating assumptions on the value of in-force at the end of the period. For presentational purposes, the effect of change is delineated to show the effect on the opening value of in-force with the experience variance being determined by reference to the end of period assumptions.

(iv) Unwind of discount and other expected returns
The unwind of discount and other expected returns is determined by reference to:

•	the value of in-force business at the beginning of the period (adjusted for the effect of current period economic and operating assumption changes); and
•	required capital and surplus assets.

In applying this general approach, the unwind of discount included in operating profit for the with-profits business of UK insurance operations is determined by reference to the opening value of in-force, as adjusted for the effects of short-term investment volatility due to market movements (ie smoothed). In the summary statement of financial position and for total profit reporting, asset values and investment returns are not smoothed. At 31 December 2013 the shareholders’ interest in the smoothed surplus assets used for this purpose only, were £136 million lower (31 December 2012: £121 million lower) than the surplus assets carried in the statement of financial position.

(v) Operating experience variances
Operating profits include the effect of experience variances on non-economic assumptions, which are calculated with reference to the embedded value assumptions at the end of the reporting year, such as persistency, mortality and morbidity, expenses and other factors.

(vi) Pension costs
Profit before tax
Movements on the shareholders’ share of surpluses (to the extent not restricted by IFRIC 14) and deficits of the Group’s defined benefit pension schemes adjusted for contributions paid in the year are recorded within Other Comprehensive Income. Consistent with the basis of distribution of bonuses and the treatment of the estate described in notes 15(b)(i) and (iv), the shareholders’ share incorporates 10 per cent of the proportion of the financial position attributable to the PAC with-profits fund. The financial position is determined by applying the requirements of IAS 19 as booked for IFRS reporting.

(vii) Effect of changes in economic assumptions
Movements in the value of in-force business at the beginning of the period caused by changes in economic assumptions, net of the related change in the time value of cost of option and guarantees, are recorded in non-operating results.

(viii) Taxation
The profit for the year for covered business is in most cases calculated initially at the post-tax level. For 2013 and 2012 the post-tax profit for covered business is then grossed up for presentation purposes at the rates of tax applicable to the countries and periods concerned. The overall tax rate includes the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period. Current taxation and other legislation have been assumed to continue unaltered except where changes have been announced and substantively enacted in the year. Additional detail of pre and post-tax EEV basis results are shown in the additional financial information.

(ix) Inter-company arrangements
The EEV results for covered business incorporate annuities established in the PAC non-profit sub-fund from vesting pension polices in SAIF (which is not covered business). The EEV results also incorporate the effect of the reinsurance arrangement of non-profit immediate pension annuity liabilities of SAIF to PRIL. In addition, the free surplus and value of in-force business are calculated after taking account of the impact of contingent loan arrangements between Group companies (movements in the contingent loan liability are reflected via the projected cash flows in the value of in-force and the related funding is reflected in free surplus).

16 Assumptions

Deterministic assumptions
The tables below summarise the principal financial assumptions:

Assumed investment returns reflect the expected future returns on the assets held and allocated to the covered business at the valuation date.

(i) Asia operationsnotes (b), (d)
	Risk discount rate %				Expected long-term Inflation %		10-year government bond yield %
	New business		In force
	31 Dec		31 Dec		31 Dec		31 Dec
	2013	2012	2013	2012	2013	2012	2013	2012
China	11.2	10.1	11.2	10.1	2.5	2.5	4.7	3.6
Hong Kongnotes (b), (c)	4.9	3.8	4.8	3.5	2.3	2.3	3.1	1.8
India	14.0	13.2	14.0	13.2	4.0	4.0	9.0	8.2
Indonesia	12.5	9.4	12.5	9.4	5.0	5.0	8.6	5.3
Korea	7.4	7.4	7.6	7.2	3.0	3.0	3.6	3.2
Malaysianote (c)	6.5	5.8	6.5	5.8	2.5	2.5	4.2	3.5
Philippines	10.5	11.1	10.5	11.1	4.0	4.0	3.8	4.4
Singaporenote (c)	4.6	3.6	5.3	4.3	2.0	2.0	2.6	1.3
Taiwan	4.3	3.3	4.1	3.4	1.0	1.0	1.7	1.2
Thailand	10.7	10.3	10.7	10.3	3.0	3.0	3.9	3.5
Vietnam	15.7	17.2	15.7	17.2	5.5	5.5	9.0	10.5
Total weighted risk discount ratenote (a)	8.1	6.8	7.2	6.1
Notes
(a)
The weighted risk discount rates for Asia operations shown above have been determined by weighting each country’s risk discount rates by reference to the pre-tax EEV basis new business result and the closing value of in-force business. The changes in the risk discount rates for individual Asia territories reflect the movements in government bond yields, together with the effects of movements in the allowance for market risk and changes in product mix.

(b)	For Hong Kong the assumptions shown are for US dollar denominated business. For other territories, the assumptions are for local currency denominated business.
(c)	The mean equity return assumptions for the most significant equity holdings in the Asia operations were:

	31 Dec 2013%	31 Dec 2012%
Hong Kong	7.1	5.8
Malaysia	10.1	9.5
Singapore	8.6	7.4

(d)	Equity risk premiums in Asia (excluding those for the held for sale Japan Life business) range from 3.5 per cent to 8.7 per cent for 2013 (2012: 3.5 per cent to 8.8 per cent).

(ii) US operations
	31 Dec 2013%	31 Dec 2012%
Assumed new business spread margins:note (a)
Fixed Annuity business:*
January to June issues	1.2	1.4
July to December issues	1.75	1.1
Fixed Index Annuity business:
January to June issues	1.45	1.75
July to December issues	2.00	1.35
Institutional business	0.75	1.25
Allowance for long-term defaults included in projected spreadnote (b)	0.25	0.28
Risk discount rate:
Variable annuity
Risk discount rate	7.6	6.5
Additional allowance for credit risk included in risk discount ratenote (b)	0.2	0.3
Non-variable annuity
Risk discount rate	4.8	4.0
Additional allowance for credit risk included in risk discount ratenote (b)	1.0	1.5
Weighted average total:note (c)
New business	7.4	6.3
In force	6.9	5.6
US 10-year treasury bond rate at end of year	3.1	1.8
Pre-tax expected long-term nominal rate of return for US equities	7.1	5.8
Expected long-term rate of inflation	2.6	2.5
Equity risk premium	4.0	4.0
Assumed tax rate for value of in-force business	35.0	35.0

*	including the proportion of variable annuity business invested in the general account

Notes
(a)
The assumed new business spread margins represent the difference between the earned rate on investments, after allowance for long-term defaults, and the policy holder crediting rate. The spread margins shown above are the rates at inception.  For fixed annuity business (including the proportion of variable annuity business invested in the general account) and fixed index annuity business, the assumed spread margin grades up linearly by 25 basis points to a long-term assumption over five years.

(b)
The allowance for long-term defaults included in projected spread is shown as at the valuation date applied in the cash flow projections of the value of the in-force business. The risk discount rates include an additional allowance for credit risk premium and short-term downgrades and defaults. See note 15(b)(iii) for further details.

(c)
The weighted average risk discount rates reflect the mix of business between variable annuity and non-variable annuity business. The increase in the weighted average risk discount rates from 2012 to 2013 primarily reflects the increase in the US 10-year Treasury bond rate of 130 basis points,  partly offset by the effect of the decrease in additional allowance for credit risk.

(iii) UK insurance operations

	31 Dec 2013%	31 Dec 2012%
Shareholder-backed annuity business:note (b)
Risk discount rate:
New business	6.8	6.9
In forcenote (a)	8.3	8.0
Pre-tax expected long-term nominal rate of return for shareholder-backed annuity business:
New business	4.2	4.2
In forcenote (a)	4.3	3.9
Other business:
Risk discount rate:
New business	6.1	5.2
In force	6.8	5.6
Pre-tax expected long-term nominal rates of investment return:
UK equities	7.5	6.3
Overseas equities	7.1 to 9.2	5.8 to 9.6
Property	6.2	5.1
15-year gilt rate	3.5	2.3
Corporate bonds	5.1	3.9
Post-tax expected long-term nominal rate of return for the PAC with-profits fund:
Pension business (where no tax applies)	6.2	5.0
Life business	5.4	4.4
Expected long-term rate of inflation	3.4	2.9
Equity risk premium	4.0	4.0
Assumed tax rate for value of in-force businessnote 3(iv)(b)	20.0	23.0

Notes
(a)
For shareholder-backed annuity business, the movements in the pre-tax long-term nominal rates of return and the risk discount rates for in-force business mainly reflect the effect of changes in asset yields.

(b)	Credit spread treatment
For Prudential Retirement Income Limited, which has approximately 90 per cent of UK shareholder-backed annuity business the credit assumptions used in the underlying MCEV calculation (see note 15(b)(iii)) and the residual liquidity premium element of the bond spread over swap rates is as follows:

	New business* (bps)		In-force business (bps)
	31 Dec 2013	31 Dec 2012	31 Dec 2013	31 Dec 2012
Bond spread over swap rates	127	150	133	161
Total credit risk allowance	36	35	62	65
Liquidity premium	91	115	71	96
        *    The new business liquidity premium is based on the weighted average of the point of sale liquidity premia.

The overall allowance for credit risk is prudent by comparison with historic rates of default and would be sufficient to withstand a wide range of extreme credit events over the expected lifetime of the annuity business.

Stochastic assumptions
The economic assumptions used for the stochastic calculations are consistent with those used for the deterministic calculations described above. Assumptions specific to the stochastic calculations, such as the volatilities of asset returns, reflect local market conditions and are based on a combination of actual market data, historic market data and an assessment of longer-term economic conditions. Common principles have been adopted across the Group for the stochastic asset models, for example, separate modelling of individual asset classes but with allowance for correlation between the various asset classes.

Details are given below of the key characteristics and calibrations of each model.

(iv)   Asia operations
•
The same asset return models as described for UK insurance operations below, appropriately calibrated, have been used for Asia operations. The principal asset classes are government and corporate bonds. Equity holdings are much lower than in the UK whilst property holdings do not represent a significant investment asset;

•	the stochastic cost of guarantees is primarily only of significance for the Hong Kong, Korea, Malaysia, Singapore and Taiwan operations; and
•
the mean stochastic returns are consistent with the mean deterministic returns for each country. The expected volatility of equity returns ranges from 18 per cent to 35 per cent in both years, and the volatility of government bond yields ranges from 0.9 per cent to 2.3 per cent in both years.

(v)    US operations (Jackson)
•	Interest rates are projected using a log-normal generator calibrated to historical US Treasury yield curves;
•	corporate bond returns are based on Treasury securities plus a spread that has been calibrated to current market conditions and varies by credit quality; and
•
variable annuity equity returns and bond interest rates have been stochastically generated using a log-normal model with parameters determined by reference to historical data. The volatility of equity fund returns ranges from 19 per cent to 32 per cent for both 2013 and 2012, depending on the risk class and the class of equity, and the standard deviation of interest rates ranges from 2.2 per cent to 2.5 per cent for both years.

(vi)   UK insurance operations
•	Interest rates are projected using a two-factor model calibrated to the initial market yield curve;
•	the risk premium on equity assets is assumed to follow a log-normal distribution;
•	the corporate bond return is calculated as the return on a zero-coupon bond plus a spread. The spread process is a mean reverting stochastic process; and
•
property returns are modelled in a similar fashion to corporate bonds, namely as the return on a risk-free bond, plus a risk premium, plus a process representative of the change in residual values and the change in value of the call option on rents.

Mean returns have been derived as the annualised arithmetic average return across all simulations and durations.

For each projection year, standard deviations have been calculated by taking the square root of the annualised variance of the returns over all the simulations. These have been averaged over all durations in the projection. For equity and property, the standard deviations relate to the total return on these assets. The standard deviations applied for both years are as follows:

%
Equities:
UK	20
Overseas	18
Property	15

17 New business premiums and contributions note (i)

					Annual premium and contribution equivalents		Present value of new business premiums
	Single		Regular		(APE)note 15(b)(i)		(PVNBP)note 15(b)(i)
	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m	2013 £m	2012 £m
Group insurance
operations
Asia	2,136	1,568	1,911	1,740	2,125	1,897	11,375	10,544
US	15,712	14,504	2	12	1,573	1,462	15,723	14,600
UK	5,128	6,286	212	207	725	836	5,978	7,311
Group Total	22,976	22,358	2,125	1,959	4,423	4,195	33,076	32,455
Asia insurance
operations
Cambodia	-	-	1	-	1	-	3	-
Hong Kong	326	157	455	380	487	396	2,795	2,316
Indonesia	303	359	445	410	477	446	1,943	2,097
Malaysia	114	98	197	208	208	218	1,352	1,388
Philippines	193	172	34	28	53	45	299	254
Singapore	571	399	304	261	361	301	2,588	2,314
Thailand	66	12	61	36	68	37	289	140
Vietnam	2	1	54	44	54	45	204	159
SE Asia operations inc. Hong Kong	1,575	1,198	1,551	1,367	1,709	1,488	9,473	8,668
Chinanote (ii)	114	37	71	53	83	56	409	277
Korea	311	94	82	86	113	95	641	438
Taiwan	102	172	107	138	117	156	491	723
Indianote (iii)	34	67	100	96	103	102	361	438
Total Asia operations	2,136	1,568	1,911	1,740	2,125	1,897	11,375	10,544
US insurance
operations
Variable annuities	10,795	11,596	-	-	1,079	1,160	10,795	11,596
Elite Access (variable annuity)	2,585	849	-	-	259	85	2,585	849
Fixed annuities	555	581	-	-	55	58	555	581
Fixed index annuities	907	1,094	-	-	91	109	907	1,094
Life	1	6	2	12	2	12	12	102
Wholesale	869	378	-	-	87	38	869	378
Total US insurance
operations	15,712	14,504	2	12	1,573	1,462	15,723	14,600
UK and Europe
insurance operations
Direct and partnership
annuities	284	297	-	-	28	30	284	297
Intermediated annuities	488	653	-	-	49	65	488	653
Internal vesting annuities	1,305	1,456	-	-	131	146	1,305	1,456
Total individual annuities	2,077	2,406	-	-	208	241	2,077	2,406
Corporate pensions	120	303	161	159	173	189	686	1,045
Onshore bonds	1,754	2,275	-	-	176	228	1,756	2,277
Other products	901	894	51	48	140	137	1,183	1,175
Wholesale	276	408	-	-	28	41	276	408
Total UK and Europe
insurance operations	5,128	6,286	212	207	725	836	5,978	7,311
Group Total	22,976	22,358	2,125	1,959	4,423	4,195	33,076	32,455

Notes
(i)
The tables shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and not intended to be, reflective of premium income recorded in the IFRS income statement.

(ii)	New business in China is included at Prudential’s 50 per cent interest in the China Life operation.
(iii)	New business in India is included at Prudential’s 26 per cent interest in the India Life operation.

18   Additional information on the effect of the agreement to sell Japan Life business and adoption of new and amended IFRS accounting standards

In July 2013 the Group agreed to sell, dependent on regulatory approval, its life insurance business in Japan which we closed to new business in 2010. Also, in 2013 the Group has adopted new accounting standards on ‘Joint arrangements’ (IFRS 11) and amendments to ‘Employee benefits’ (IAS 19), from 1 January 2013. Accordingly, the 2012 comparative EEV basis results have been retrospectively adjusted from those previously published for the application of the IFRS standards and for the reclassification of the result attributable to the held for sale Japan Life business. The tables below show the results on the previous and revised basis of reporting.

	2013 £m
	Under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
	note (i)	note (ii)	note (iii)
Pre-tax operating profit based on longer-term investment returns
Asia operations
Long-term business:
Before reclassification of held for sale Japan Life business	2,394	-	-	2,394
Reclassification of Japan Life business	(7)	-	-	(7)
	2,387	-	-	2,387
Eastspring investments	82	(8)	-	74
Other results	3,119	-	-	3,119
Pre-tax operating profit based on longer-term investment returns	5,588	(8)	-	5,580
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	(790)	-	(1)	(791)
Reclassification of Japan Life business	(28)	-	-	(28)
	(818)	-	(1)	(819)
Shareholders’ share of actuarial and other gains and
losses on defined benefit pension schemes	(69)	-	69	-
Effect of changes in economic assumptions:
Before reclassification of held for sale Japan Life business	818	-	-	818
Reclassification of Japan Life business	3	-	-	3
	821	-	-	821
Loss attaching to held for sale Japan Life business:
Reclassification from pre-tax operating profit based on longer-term
investment returns	7	-	-	7
Reclassification from short-term fluctuations in investment returns	28	-	-	28
Reclassification from effect of changes in economic assumptions	(3)	-	-	(3)
Remeasurement of carrying value of Japan Life business classified as held for sale	(67)	-	-	(67)
	(35)	-	-	(35)
Mark to market value movements on core borrowings	152	-	-	152
Costs of domestication of Hong Kong branch	(35)	-	-	(35)
Profit before tax	5,604	(8)	68	5,664
Tax attributable to shareholders' profit	(1,299)	8	(15)	(1,306)
Profit for the year attributable to shareholders	4,305	-	53	4,358
Items taken directly to shareholders' equity	(1,892)	-	(53)	(1,945)
Net increase in shareholders' equity	2,413	-	-	2,413

Total EPS based on post-tax profit (in pence)	169.0p	-	2.0p	171.0p

Summary statement of financial position	31 Dec 2013 £m
	Under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
	note (i)	note (ii)
Total net assets
Total assets less liabilities, before deduction for insurance funds:
Before reclassification of held for sale Japan Life business	292,791	(3,151)	-	289,640
Reclassification of Japan Life business	(814)	-	-	(814)
	291,977	(3,151)	-	288,826
Less insurance funds:
Policyholder liabilities (net of reinsurers' share)
and unallocated surplus of with-profits funds:
Before reclassification of held for sale Japan Life business	(283,141)	3,151	-	(279,990)
Reclassification of Japan Life business	814	-	-	814
	(282,327)	3,151	-	(279,176)
Less shareholders' accrued interest in the
long-term business	15,206	-		15,206
Total net assets	24,856	-	-	24,856

	2012 £m
	As reported under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
	note (i)	note (ii)	note (iii)
Pre-tax operating profit based on longer-term investment returns
Asia operations
Long-term business:
Before reclassification of held for sale Japan Life business	1,960	-	-	1,960
Reclassification of Japan Life business	(2)	-	-	(2)
	1,958	-	-	1,958
Eastspring investments	75	(6)	-	69
Other results	2,286	-	-	2,286
Pre-tax operating profit based on longer-term investment returns	4,319	(6)	-	4,313
Short-term fluctuations in investment returns:
Before reclassification of held for sale Japan Life business	538	-	5	543
Reclassification of Japan Life business	(33)	-	-	(33)
	505	-	5	510
Shareholders’ share of actuarial and other gains and
losses on defined benefit pension schemes	62	-	(62)	-
Effect of changes in economic assumptions:
Before reclassification of held for sale Japan Life business	(16)	-	-	(16)
Reclassification of Japan Life business	14	-	-	14
	(2)	-	-	(2)
Profit attaching to held for sale Japan Life business:
Reclassification from pre-tax operating profit based on longer-term
investment returns	2	-	-	2
Reclassification from short-term fluctuations in investment returns	33	-	-	33
Reclassification from effect of changes in economic assumptions	(14)	-	-	(14)
	21	-	-	21
Other items	115	-	-	115
Profit before tax	5,020	(6)	(57)	4,957
Tax attributable to shareholders' profit	(1,207)	6	13	(1,188)
Profit for the year attributable to shareholders	3,813	-	(44)	3,769
Items taken directly to shareholders' equity	(1,007)	-	44	(963)
Net increase in shareholders' equity	2,806	-	-	2,806

Total EPS based on post-tax profit (in pence)	150.1p	-	(1.8)p	148.3p

Summary statement of financial position	31 Dec 2012 £m
	As reported under previous basis	Effect of change		Under new policies
		IFRS 11	IAS 19
		note (ii)
Total net assets
Total assets less liabilities, before deduction for insurance funds	274,863	(3,095)	-	271,768
Less insurance funds:
Policyholder liabilities (net of reinsurers' share)
and unallocated surplus of with-profits funds	(264,504)	3,095	-	(261,409)
Less shareholders' accrued interest in the
long-term business	12,084	-	-	12,084
Total net assets	22,443	-	-	22,443

Notes
(i)
Following the agreement in July 2013 to sell the Group’s life insurance business in Japan, the results for the Japan Life business have been shown separately in the Group’s analysis of profit – see note 4.

(ii)
Consistent with the requirements of IFRS 11, the Group’s EEV pre-tax results now incorporate the post-tax results for asset management joint venture operations. For life insurance joint venture operations, the EEV results continue to be presented on a pre-tax basis, ie as for the Group’s other insurance businesses.

(iii)	Under the amended IAS 19 all actuarial gains and losses and related tax are recognised in the movement in shareholders’ equity rather than in the summarised consolidated income statement.

Additional Unaudited Financial Information

A New Business

BASIS OF PREPARATION

The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous financial reporting periods. With the exception of some US institutional business, products categorised as ‘insurance’ refer to those classified as contracts of long-term insurance business for regulatory reporting purposes, ie falling within one of the classes of insurance specified in part II of Schedule 1 to the Regulated Activities Order under PRA regulations.

The details shown for insurance products include contributions for contracts that are classified under IFRS 4 ‘Insurance Contracts’ as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK Insurance Operations, and Guaranteed Investment Contracts and similar funding agreements written in US Operations.

New business premiums for regular premium products are shown on an annualised basis. Internal vesting business is classified as new business where the contracts include an open market option. New business premiums reflect those premiums attaching to covered business, including premiums for contracts designed as investment products for IFRS reporting.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

New Business Profit has been determined using the European Embedded Value (EEV) methodology and assumptions set out in our 2013 Annual Report.

In determining the EEV basis value of new business written in the period policies incept, premiums are included in projected cash flows on the same basis of distinguishing annual and single premium business as set out for statutory basis reporting.

Annual premium equivalent (APE) sales are subject to rounding.

Notes to Schedules A(i) to A(ix)

(1)
Prudential plc reports its results at both actual exchange rates (AER) to reflect actual rates and also constant year-to-date average exchange rates (CER) so as to eliminate the impact of exchange translation.

Local currency: £		FY 2013*	FY 2012*	2013 vs 2012 appreciation / (depreciation) of local currency
Hong Kong	Average Rate	12.14	12.29	1%
	Closing Rate	12.84	12.60	(2)%
Indonesia	Average Rate	16,376.89	14,842.01	(10)%
	Closing Rate	20,156.57	15,665.76	(29)%
Malaysia	Average Rate	4.93	4.89	(1)%
	Closing Rate	5.43	4.97	(9)%
Singapore	Average Rate	1.96	1.98	1%
	Closing Rate	2.09	1.99	(5)%
India	Average Rate	91.75	84.70	(8)%
	Closing Rate	102.45	89.06	(15)%
Vietnam	Average Rate	32,904.71	33,083.59	1%
	Closing Rate	34,938.60	33,875.42	(3)%
Thailand	Average Rate	48.11	49.26	2%
	Closing Rate	54.42	49.72	(9)%
US	Average Rate	1.56	1.58	1%
	Closing Rate	1.66	1.63	(2)%

*Average rate is for the 12 months to 31 December

(1a)
Insurance and investment new business for overseas operations are converted using the year-to-date average exchange rate applicable at the time (AER). The sterling results for individual quarters represent the difference between the year-to-date reported sterling results at successive quarters and will include foreign exchange movements from earlier periods.

(1b)	Insurance new business for overseas operations for 2012 has been calculated using constant exchange rates (CER).
(1c)	Constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012 and 2013.
(2)
Annual Equivalents, calculated as regular new business contributions plus 10 per cent of single new business contributions, are subject to roundings. PVNBPs are calculated as equalling single premiums plus the present value of expected premiums of new regular premium business. In determining the present value, allowance is made for lapses and other assumptions applied in determining the EEV new business profit.

(3)
Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(4)	New business in India is included at Prudential's 26 per cent interest in the India life operation.
(5)	Balance Sheet figures have been calculated at the closing exchange rate.
(6)	New business in China is included at Prudential's 50 per cent interest in the China life operation.
(7)	Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36 per cent interest in Hong Kong MPF operation.
(8)	Investment flows for the period exclude Eastspring Money Market Funds (MMF) gross inflows of £62,536 million (2012: £51,462 million) and net inflows of £522 million (2012 net outflows: £226 million).
(9)	Excludes Curian Variable Series Trust funds (internal funds under management).
(10)	Total M&G and Eastspring excluding MMF. Funds under management for MMF amounted to £4,297 million at 31 December 2013 (31 December 2012: £4,003 million).

Schedule A(i) – New Business Insurance Operations (Actual Exchange Rates)

	Single			Regular			Annual Equivalents(2)			PVNBP
	2013	2012		2013	2012		2013	2012		2013	2012
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a)	2,136	1,568	36%	1,911	1,740	10%	2,125	1,897	12%	11,375	10,544	8%
US(1a)	15,712	14,504	8%	2	12	(83)%	1,573	1,462	8%	15,723	14,600	8%
UK	5,128	6,286	(18)%	212	207	2%	725	836	(13)%	5,978	7,311	(18)%
Group Total	22,976	22,358	3%	2,125	1,959	8%	4,423	4,195	5%	33,076	32,455	2%

Asia Insurance Operations(1a)
Cambodia	-	-	N/A	1	-	N/A	1	-	N/A	3	-	N/A
Hong Kong	326	157	108%	455	380	20%	487	396	23%	2,795	2,316	21%
Indonesia	303	359	(16)%	445	410	9%	477	446	7%	1,943	2,097	(7)%
Malaysia	114	98	16%	197	208	(5)%	208	218	(5)%	1,352	1,388	(3)%
Philippines	193	172	12%	34	28	21%	53	45	18%	299	254	18%
Singapore	571	399	43%	304	261	16%	361	301	20%	2,588	2,314	12%
Thailand	66	12	450%	61	36	69%	68	37	84%	289	140	106%
Vietnam	2	1	100%	54	44	23%	54	45	20%	204	159	28%
SE Asia Operations inc. Hong Kong	1,575	1,198	31%	1,551	1,367	13%	1,709	1,488	15%	9,473	8,668	9%
China(6)	114	37	208%	71	53	34%	83	56	48%	409	277	48%
Korea	311	94	231%	82	86	(5)%	113	95	19%	641	438	46%
Taiwan	102	172	(41)%	107	138	(22)%	117	156	(25)%	491	723	(32)%
India(4)	34	67	(49)%	100	96	4%	103	102	1%	361	438	(18)%
Total Asia Operations	2,136	1,568	36%	1,911	1,740	10%	2,125	1,897	12%	11,375	10,544	8%

US Insurance Operations(1a)
Variable Annuities	10,795	11,596	(7)%	-	-	N/A	1,079	1,160	(7)%	10,795	11,596	(7)%
Elite Access (Variable Annuity)	2,585	849	204%	-	-	N/A	259	85	205%	2,585	849	204%
Fixed Annuities	555	581	(4)%	-	-	N/A	55	58	(5)%	555	581	(4)%
Fixed Index Annuities	907	1,094	(17)%	-	-	N/A	91	109	(17)%	907	1,094	(17)%
Life	1	6	(83)%	2	12	(83%)	2	12	(83)%	12	102	(88)%
Wholesale	869	378	130%	-	-	N/A	87	38	129%	869	378	130%
Total US Insurance Operations	15,712	14,504	8%	2	12	(83)%	1,573	1,462	8%	15,723	14,600	8%

UK & Europe Insurance Operations
Direct and Partnership Annuities	284	297	(4)%	-	-	N/A	28	30	(7)%	284	297	(4)%
Intermediated Annuities	488	653	(25)%	-	-	N/A	49	65	(25)%	488	653	(25)%
Internal Vesting Annuities	1,305	1,456	(10)%	-	-	N/A	131	146	(10)%	1,305	1,456	(10)%
Total Individual Annuities	2,077	2,406	(14)%	-	-	N/A	208	241	(14)%	2,077	2,406	(14)%
Corporate Pensions	120	303	(60)%	161	159	1%	173	189	(8)%	686	1,045	(34)%
On-shore Bonds	1,754	2,275	(23)%	-	-	N/A	176	228	(23)%	1,756	2,277	(23)%
Other Products	901	894	1%	51	48	6%	140	137	2%	1,183	1,175	1%
Wholesale	276	408	(32)%	-	-	N/A	28	41	(32)%	276	408	(32)%
Total UK & Europe Insurance Operations	5,128	6,286	(18)%	212	207	2%	725	836	(13)%	5,978	7,311	(18)%
Group Total	22,976	22,358	3%	2,125	1,959	8%	4,423	4,195	5%	33,076	32,455	2%

Schedule A(ii) – New Business Insurance Operations (Constant Exchange Rates)

Note:	In schedule A(ii) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012.

	Single			Regular			Annual Equivalents(2)			PVNBP
	2013	2012		2013	2012		2013	2012		2013	2012
	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)	YTD	YTD	+/- (%)
	£m	£m		£m	£m		£m	£m		£m	£m
Group Insurance Operations
Asia (1a) (1b)	2,136	1,545	38%	1,911	1,709	12%	2,125	1,864	14%	11,375	10,405	9%
US(1a) (1b)	15,712	14,692	7%	2	12	(83)%	1,573	1,481	6%	15,723	14,789	6%
UK	5,128	6,286	(18)%	212	207	2%	725	836	(13)%	5,978	7,311	(18)%
Group Total	22,976	22,523	2%	2,125	1,928	10%	4,423	4,181	6%	33,076	32,505	2%

Asia Insurance Operations(1a) (1b)
Cambodia	-	-	N/A	1	-	N/A	1	-	N/A	3	-	N/A
Hong Kong	326	159	105%	455	385	18%	487	402	21%	2,795	2,346	19%
Indonesia	303	325	(7)%	445	372	20%	477	404	18%	1,943	1,900	2%
Malaysia	114	98	16%	197	206	(4)%	208	216	(4)%	1,352	1,378	(2)%
Philippines	193	173	12%	34	28	21%	53	45	18%	299	256	17%
Singapore	571	403	42%	304	264	15%	361	305	18%	2,588	2,341	11%
Thailand	66	13	408%	61	37	65%	68	38	79%	289	144	101%
Vietnam	2	1	100%	54	45	20%	54	45	20%	204	160	28%
SE Asia Operations inc. Hong Kong	1,575	1,172	34%	1,551	1,337	16%	1,709	1,455	17%	9,473	8,525	11%
China(6)	114	39	192%	71	55	29%	83	59	41%	409	288	42%
Korea	311	98	217%	82	89	(8)%	113	99	14%	641	457	40%
Taiwan	102	174	(41)%	107	140	(24)%	117	157	(25)%	491	730	(33)%
India(4)	34	62	(45)%	100	88	14%	103	94	10%	361	405	(11)%
Total Asia Operations	2,136	1,545	38%	1,911	1,709	12%	2,125	1,864	14%	11,375	10,405	9%

US Insurance Operations(1a) (1b)
Variable Annuities	10,795	11,746	(8)%	-	-	N/A	1,079	1,175	(8)%	10,795	11,746	(8)%
Elite Access (Variable Annuity)	2,585	860	201%	-	-	N/A	259	86	201%	2,585	860	201%
Fixed Annuities	555	589	(6)%	-	-	N/A	55	59	(7)%	555	589	(6)%
Fixed Index Annuities	907	1,108	(18)%	-	-	N/A	91	111	(18)%	907	1,108	(18)%
Life	1	6	(83)%	2	12	(83)%	2	12	(83)%	12	103	(88)%
Wholesale	869	383	127%	-	-	N/A	87	38	129%	869	383	127%
Total US Insurance Operations	15,712	14,692	7%	2	12	(83)%	1,573	1,481	6%	15,723	14,789	6%

UK & Europe Insurance Operations
Direct and Partnership Annuities	284	297	(4)%	-	-	N/A	28	30	(7)%	284	297	(4)%
Intermediated Annuities	488	653	(25)%	-	-	N/A	49	65	(25)%	488	653	(25)%
Internal Vesting Annuities	1,305	1,456	(10)%	-	-	N/A	131	146	(10)%	1,305	1,456	(10)%
Total Individual Annuities	2,077	2,406	(14)%	-	-	N/A	208	241	(14)%	2,077	2,406	(14)%
Corporate Pensions	120	300	(60)%	161	159	1%	173	189	(8)%	686	1,042	(34)%
On-shore Bonds	1,754	2,275	(23)%	-	-	N/A	176	228	(23)%	1,756	2,277	(23)%
Other Products	901	897	0%	51	48	6%	140	137	2%	1,183	1,178	0%
Wholesale	276	408	(32)%	-	-	N/A	28	41	(32)%	276	408	(32)%
Total UK & Europe Insurance Operations	5,128	6,286	(18)%	212	207	2%	725	836	(13)%	5,978	7,311	(18)%
Group Total	22,976	22,523	2%	2,125	1,928	10%	4,423	4,181	6%	33,076	32,505	2%

Schedule A(iii) – Total Insurance New Business APE – By Quarter (Actual Exchange Rates)

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia (1a)	443	456	429	569	495	515	513	602
US(1a)	332	387	414	329	358	439	405	371
UK	189	223	205	219	185	170	185	185
Group Total	964	1,066	1,048	1,117	1,038	1,124	1,103	1,158

Asia Insurance Operations(1a)
Cambodia	-	-	-	-	-	-	-	1
Hong Kong	85	92	96	123	107	107	121	152
Indonesia	97	109	97	143	112	128	108	129
Malaysia	45	53	47	73	46	53	52	57
Philippines	10	11	12	12	14	15	12	12
Singapore	72	69	76	84	80	90	87	104
Thailand	11	8	9	9	11	14	22	21
Vietnam	7	11	11	16	10	13	14	17
SE Asia Operations inc. Hong Kong	327	353	348	460	380	420	416	493
China(6)	17	16	13	10	27	20	21	15
Korea	21	24	22	28	30	32	23	28
Taiwan	43	45	24	44	19	26	28	44
India(4)	35	18	22	27	39	17	25	22
Total Asia Insurance Operations	443	456	429	569	495	515	513	602

US Insurance Operations(1a)
Variable Annuities	279	318	333	230	240	298	271	270
Elite Access (Variable Annuity)	-	14	26	45	54	73	64	68
Fixed Annuities	16	15	14	13	14	16	14	11
Fixed Index Annuities	25	25	29	30	34	28	22	7
Life	4	4	3	1	1	-	-	1
Wholesale	8	11	9	10	15	24	34	14
Total US Insurance Operations	332	387	414	329	358	439	405	371

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8	7	7	6
Intermediated Annuities	10	15	16	24	15	14	12	8
Internal Vesting annuities	31	35	38	42	32	35	31	33
Total Individual Annuities	48	57	61	75	55	56	50	47
Corporate Pensions	49	55	44	41	53	40	45	35
On-shore Bonds	55	51	55	67	45	38	43	50
Other Products	37	33	31	36	32	36	32	40
Wholesale	-	27	14	-	-	-	15	13
Total UK & Europe Insurance Operations	189	223	205	219	185	170	185	185
Group Total	964	1,066	1,048	1,117	1,038	1,124	1,103	1,158

Schedule A(iv) – Total Insurance New Business APE – By Quarter (2012 at Constant Exchange Rates)

Note:
In schedule A(iv) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012. Discrete quarters in 2013 are presented on actual exchange rates.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1b)	428	450	423	563	495	515	513	602
US(1b)	334	392	417	338	358	439	405	371
UK	189	223	205	219	185	170	185	185
Group Total	951	1,065	1,045	1,120	1,038	1,124	1,103	1,158

Asia Insurance Operations(1b)
Cambodia	-	-	-	-	-	-	-	1
Hong Kong	85	93	97	127	107	107	121	152
Indonesia	84	98	89	133	112	128	108	129
Malaysia	44	53	47	72	46	53	52	57
Philippines	10	11	12	12	14	15	12	12
Singapore	73	71	76	85	80	90	87	104
Thailand	11	8	10	9	11	14	22	21
Vietnam	7	10	11	17	10	13	14	17
SE Asia Operations inc. Hong Kong	314	344	342	455	380	420	416	493
China(6)	18	17	13	11	27	20	21	15
Korea	22	26	22	29	30	32	23	28
Taiwan	43	46	24	44	19	26	28	44
India(4)	31	17	22	24	39	17	25	22
Total Asia Insurance Operations	428	450	423	563	495	515	513	602

US Insurance Operations(1b)
Variable Annuities	280	322	336	237	240	298	271	270
Elite Access (Variable Annuity)	-	14	26	46	54	73	64	68
Fixed Annuities	17	15	14	13	14	16	14	11
Fixed Index Annuities	25	26	29	31	34	28	22	7
Life	4	4	3	1	1	-	-	1
Wholesale	8	11	9	10	15	24	34	14
Total US Insurance Operations	334	392	417	338	358	439	405	371

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8	7	7	6
Intermediated Annuities	10	15	16	24	15	14	12	8
Internal Vesting annuities	31	35	38	42	32	35	31	33
Total Individual Annuities	48	57	61	75	55	56	50	47
Corporate Pensions	49	55	44	41	53	40	45	35
On-shore Bonds	55	51	55	67	45	38	43	50
Other Products	37	33	31	36	32	36	32	40
Wholesale	-	27	14	-	-	-	15	13
Total UK & Europe Insurance Operations	189	223	205	219	185	170	185	185
Group Total	951	1,065	1,045	1,120	1,038	1,124	1,103	1,158

Schedule A(v) – Total Insurance New Business APE – By Quarter (2013 and 2012 at Constant Exchange Rates)

Note:
In schedule A(v) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012 and 2013 i.e the average exchange rate for the year ended 31 December 2013 is applied to each discrete quarter for 2012 and 2013.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Insurance Operations
Asia(1c)	428	450	423	563	476	496	517	636
US(1c)	334	392	417	338	356	430	401	386
UK	189	223	205	219	185	170	185	185
Group Total	951	1,065	1,045	1,120	1,017	1,096	1,103	1,207

Asia Insurance Operations(1c)
Cambodia	-	-	-	-	-	-	-	1
Hong Kong	85	93	97	127	106	106	121	154
Indonesia	84	98	89	133	104	118	109	146
Malaysia	44	53	47	72	44	51	53	60
Philippines	10	11	12	12	13	14	12	14
Singapore	73	71	76	85	78	88	88	107
Thailand	11	8	10	9	11	14	21	22
Vietnam	7	10	11	17	9	13	14	18
SE Asia Operations inc. Hong Kong	314	344	342	455	365	404	418	522
China(6)	18	17	13	11	27	19	21	16
Korea	22	26	22	29	29	32	23	29
Taiwan	43	46	24	44	19	26	28	44
India(4)	31	17	22	24	36	15	27	25
Total Asia Insurance Operations	428	450	423	563	476	496	517	636

US Insurance Operations(1c)
Variable Annuities	280	322	336	237	238	293	268	280
Elite Access (Variable Annuity)	-	14	26	46	54	72	63	70
Fixed Annuities	17	15	14	13	14	15	14	12
Fixed Index Annuities	25	26	29	31	34	27	22	8
Life	4	4	3	1	1	-	-	1
Wholesale	8	11	9	10	15	23	34	15
Total US Insurance Operations	334	392	417	338	356	430	401	386

UK & Europe Insurance Operations
Direct and Partnership Annuities	7	7	7	9	8	7	7	6
Intermediated Annuities	10	15	16	24	15	14	12	8
Internal Vesting annuities	31	35	38	42	32	35	31	33
Total Individual Annuities	48	57	61	75	55	56	50	47
Corporate Pensions	49	55	44	41	53	40	45	35
On-shore Bonds	55	51	55	67	45	38	43	50
Other Products	37	33	31	36	32	36	32	40
Wholesale	-	27	14	-	-	-	15	13
Total UK & Europe Insurance Operations	189	223	205	219	185	170	185	185
Group Total	951	1,065	1,045	1,120	1,017	1,096	1,103	1,207

Schedule A(vi) – Investment Operations – By Quarter (Actual Exchange Rates)

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	£m	£m	£m	£m	£m	£m	£m	£m
Group Investment Operations
Opening FUM	106,984	109,507	110,204	120,709	129,498	138,926	137,407	142,820
Net Flows:(8)	2,116	3,251	6,975	6,165	3,502	2,344	5,093	126
- Gross Inflows	9,183	9,305	13,228	13,783	13,409	14,561	13,528	11,006
- Redemptions	(7,067)	(6,054)	(6,253)	(7,618)	(9,907)	(12,217)	(8,435)	(10,880)
Other Movements	407	(2,554)	3,530	2,624	5,926	(3,863)	320	970
Total Group Investment Operations(10)	109,507	110,204	120,709	129,498	138,926	137,407	142,820	143,916

M&G

Retail
Opening FUM	44,228	47,972	48,352	51,951	54,879	61,427	62,655	64,504
Net Flows:	2,398	1,876	1,863	1,705	2,446	2,308	1,132	1,456
- Gross Inflows	6,055	4,995	4,903	5,528	7,213	8,138	5,919	6,789
- Redemptions	(3,657)	(3,119)	(3,040)	(3,823)	(4,767)	(5,830)	(4,787)	(5,333)
Other Movements	1,346	(1,496)	1,736	1,223	4,102	(1,080)	717	1,242
Closing FUM	47,972	48,352	51,951	54,879	61,427	62,655	64,504	67,202

Comprising amounts for:
UK	36,411	36,801	38,667	39,142	41,194	39,953	40,955	42,016
Europe (excluding UK)	10,434	10,547	12,254	14,446	18,696	21,198	22,064	23,699
South Africa	1,127	1,004	1,030	1,291	1,537	1,504	1,485	1,487
	47,972	48,352	51,951	54,879	61,427	62,655	64,504	67,202

Institutional(3)
Opening FUM	47,720	45,371	46,291	52,215	56,989	57,745	55,484	59,810
Net Flows:	(631)	1,298	4,505	3,867	(15)	(899)	3,928	(866)
- Gross Inflows	954	2,697	5,643	5,688	2,656	2,591	5,364	2,163
- Redemptions	(1,585)	(1,399)	(1,138)	(1,821)	(2,671)	(3,490)	(1,436)	(3,029)
Other Movements	(1,718)	(378)	1,419	907	771	(1,362)	398	(157)
Closing FUM	45,371	46,291	52,215	56,989	57,745	55,484	59,810	58,787
Total M&G Investment Operations	93,343	94,643	104,166	111,868	119,172	118,139	124,314	125,989

PPM South Africa FUM included in Total M&G	3,757	3,584	3,848	4,391	4,701	4,509	4,633	4,513

Eastspring - excluding MMF(8)

Equity/Bond/Other(7)
Opening FUM	13,007	13,970	13,423	14,508	15,457	17,206	16,756	16,133
Net Flows:	333	50	838	521	795	838	65	118
- Gross Inflows	2,120	1,552	2,407	2,446	3,122	3,596	2,214	1,982
- Redemptions	(1,787)	(1,502)	(1,569)	(1,925)	(2,327)	(2,758)	(2,149)	(1,864)
Other Movements	630	(597)	247	428	954	(1,288)	(688)	(142)
Closing FUM(5)	13,970	13,423	14,508	15,457	17,206	16,756	16,133	16,109

Third Party Institutional Mandates
Opening FUM	2,029	2,194	2,138	2,035	2,173	2,548	2,512	2,373
Net Flows:	16	27	(231)	72	276	97	(32)	(582)
- Gross Inflows	54	61	275	121	418	236	31	72
- Redemptions	(38)	(34)	(506)	(49)	(142)	(139)	(63)	(654)
Other Movements	149	(83)	128	66	99	(133)	(107)	27
Closing FUM(5)	2,194	2,138	2,035	2,173	2,548	2,512	2,373	1,818

Total Eastspring Investment Operations	16,164	15,561	16,543	17,630	19,754	19,268	18,506	17,927

US
Curian - FUM(5) (9)	5,064	5,193	5,332	5,473	6,315	6,466	6,371	6,601
Schedule A(vii) – Total Insurance New Business Profit (Actual Exchange Rates)

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Pre-tax analysis

Pre-tax new business profit(1a)
Total Asia Insurance Operations	260	547	828	1,266	308	659	990	1,460
Total US Insurance Operations	214	442	683	873	192	479	756	1,086
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204	297
Group Total	536	1,141	1,738	2,452	563	1,268	1,950	2,843

Annual Equivalent(1a) (2)
Total Asia Insurance Operations	443	899	1,328	1,897	495	1,010	1,523	2,125
Total US Insurance Operations	332	719	1,133	1,462	358	797	1,202	1,573
Total UK & Europe Insurance Operations	189	412	617	836	185	355	540	725
Group Total	964	2,030	3,078	4,195	1,038	2,162	3,265	4,423

Pre-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	59%	61%	62%	67%	62%	65%	65%	69%
Total US Insurance Operations	64%	61%	60%	60%	54%	60%	63%	69%
Total UK & Europe Insurance Operations	33%	37%	37%	37%	34%	37%	38%	41%
Group Total	56%	56%	56%	58%	54%	59%	60%	64%

PVNBP(1a) (2)
Total Asia Insurance Operations	2,303	4,725	7,074	10,544	2,734	5,524	8,206	11,375
Total US Insurance Operations	3,307	7,180	11,308	14,600	3,581	7,957	12,006	15,723
Total UK & Europe Insurance Operations	1,580	3,495	5,264	7,311	1,540	2,943	4,398	5,978
Group Total	7,190	15,400	23,646	32,455	7,855	16,424	24,610	33,076

Pre-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	11.3%	11.6%	11.7%	12.0%	11.3%	11.9%	12.1%	12.8%
Total US Insurance Operations	6.5%	6.2%	6.0%	6.0%	5.4%	6.0%	6.3%	6.9%
Total UK & Europe Insurance Operations	3.9%	4.3%	4.3%	4.3%	4.1%	4.4%	4.6%	5.0%
Group Total	7.5%	7.4%	7.4%	7.6%	7.2%	7.7%	7.9%	8.6%

Post-tax analysis

Post-tax new business profit(1a)
Total Asia Insurance Operations	197	414	627	982	237	502	767	1,139
Total US Insurance Operations	139	288	444	568	125	311	492	706
Total UK & Europe Insurance Operations	47	116	173	241	48	100	163	237
Group Total	383	818	1,244	1,791	410	913	1,422	2,082

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	44%	46%	47%	52%	48%	50%	50%	54%
Total US Insurance Operations	42%	40%	39%	39%	35%	39%	41%	45%
Total UK & Europe Insurance Operations	25%	28%	28%	29%	26%	28%	30%	33%
Group Total	40%	40%	40%	43%	39%	42%	44%	47%

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.6%	8.8%	8.9%	9.3%	8.7%	9.1%	9.3%	10.0%
Total US Insurance Operations	4.2%	4.0%	3.9%	3.9%	3.5%	3.9%	4.1%	4.5%
Total UK & Europe Insurance Operations	3.0%	3.3%	3.3%	3.3%	3.1%	3.4%	3.7%	4.0%
Group Total	5.3%	5.3%	5.3%	5.5%	5.2%	5.6%	5.8%	6.3%

Schedule A(viii) – Total Insurance New Business Profit (2012 at Constant Exchange Rates)

Note:
In schedule A(viii) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012.  The year-to-date amounts for 2013 are presented on actual exchange rates.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Pre-tax analysis

Pre-tax new business profit(1b)
Total Asia Insurance Operations	249	528	803	1,227	308	659	990	1,460
Total US Insurance Operations	215	445	689	884	192	479	756	1,086
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204	297
Group Total	526	1,125	1,719	2,424	563	1,268	1,950	2,843

Annual Equivalent(1b) (2)
Total Asia Insurance Operations	428	878	1,301	1,864	495	1,010	1,523	2,125
Total US Insurance Operations	334	726	1,143	1,481	358	797	1,202	1,573
Total UK & Europe Insurance Operations	189	412	617	836	185	355	540	725
Group Total	951	2,016	3,061	4,181	1,038	2,162	3,265	4,423

Pre-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	58%	60%	62%	66%	62%	65%	65%	69%
Total US Insurance Operations	64%	61%	60%	60%	54%	60%	63%	69%
Total UK & Europe Insurance Operations	33%	37%	37%	37%	34%	37%	38%	41%
Group Total	55%	56%	56%	58%	54%	59%	60%	64%

PVNBP(1b) (2)
Total Asia Insurance Operations	2,242	4,648	6,979	10,405	2,734	5,524	8,206	11,375
Total US Insurance Operations	3,321	7,236	11,403	14,789	3,581	7,957	12,006	15,723
Total UK & Europe Insurance Operations	1,580	3,495	5,264	7,311	1,540	2,943	4,398	5,978
Group Total	7,143	15,379	23,646	32,505	7,855	16,424	24,610	33,076

Pre-tax New business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	11.1%	11.4%	11.5%	11.8%	11.3%	11.9%	12.1%	12.8%
Total US Insurance Operations	6.5%	6.2%	6.0%	6.0%	5.4%	6.0%	6.3%	6.9%
Total UK & Europe Insurance Operations	3.9%	4.3%	4.3%	4.3%	4.1%	4.4%	4.6%	5.0%
Group Total	7.4%	7.3%	7.3%	7.5%	7.2%	7.7%	7.9%	8.6%

Post-tax analysis

Post-tax new business profit(1b)
Total Asia Insurance Operations	189	400	609	953	237	502	767	1,139
Total US Insurance Operations	140	290	448	575	125	311	492	706
Total UK & Europe Insurance Operations	47	116	173	241	48	100	163	237
Group Total	376	806	1,230	1,769	410	913	1,422	2,082

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	44%	46%	47%	51%	48%	50%	50%	54%
Total US Insurance Operations	42%	40%	39%	39%	35%	39%	41%	45%
Total UK & Europe Insurance Operations	25%	28%	28%	29%	26%	28%	30%	33%
Group Total	40%	40%	40%	42%	39%	42%	44%	47%

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.6%	8.7%	9.2%	8.7%	9.1%	9.3%	10.0%
Total US Insurance Operations	4.2%	4.0%	3.9%	3.9%	3.5%	3.9%	4.1%	4.5%
Total UK & Europe Insurance Operations	3.0%	3.3%	3.3%	3.3%	3.1%	3.4%	3.7%	4.0%
Group Total	5.3%	5.2%	5.2%	5.4%	5.2%	5.6%	5.8%	6.3%

Schedule A(ix) – Total Insurance New Business Profit (2013 and 2012 at Constant Exchange Rates)

Note: In schedule A(ix) constant exchange rates have been used to calculate insurance new business for overseas operations for all periods in 2012 and 2013, i.e the average exchange rate for the year ended 31 December 2013 is applied to each period for 2012 and 2013.

	2012				2013
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	YTD	YTD	YTD	YTD	YTD	YTD	YTD	YTD
	£m	£m	£m	£m	£m	£m	£m	£m
Pre-tax analysis

Pre-tax new business profit(1c)
Total Asia Insurance Operations	249	528	803	1,227	295	631	964	1,460
Total US Insurance Operations	215	445	689	884	191	472	747	1,086
Total UK & Europe Insurance Operations	62	152	227	313	63	130	204	297
Group Total	526	1,125	1,719	2,424	549	1,233	1,915	2,843

Annual Equivalent(1c) (2)
Total Asia Insurance Operations	428	878	1,301	1,864	476	972	1,489	2,125
Total US Insurance Operations	334	726	1,143	1,481	356	786	1,187	1,573
Total UK & Europe Insurance Operations	189	412	617	836	185	355	540	725
Group Total	951	2,016	3,061	4,181	1,017	2,113	3,216	4,423

Pre-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	58%	60%	62%	66%	62%	65%	65%	69%
Total US Insurance Operations	64%	61%	60%	60%	54%	60%	63%	69%
Total UK & Europe Insurance Operations	33%	37%	37%	37%	34%	37%	38%	41%
Group Total	55%	56%	56%	58%	54%	58%	60%	64%

PVNBP(1c) (2)
Total Asia Insurance Operations	2,242	4,648	6,979	10,405	2,643	5,336	8,042	11,375
Total US Insurance Operations	3,321	7,236	11,403	14,789	3,553	7,852	11,865	15,723
Total UK & Europe Insurance Operations	1,580	3,495	5,264	7,311	1,540	2,943	4,398	5,978
Group Total	7,143	15,379	23,646	32,505	7,736	16,131	24,305	33,076

Pre-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	11.1%	11.4%	11.5%	11.8%	11.2%	11.8%	12.0%	12.8%
Total US Insurance Operations	6.5%	6.2%	6.0%	6.0%	5.4%	6.0%	6.3%	6.9%
Total UK & Europe Insurance Operations	3.9%	4.3%	4.3%	4.3%	4.1%	4.4%	4.6%	5.0%
Group Total	7.4%	7.3%	7.3%	7.5%	7.1%	7.6%	7.9%	8.6%

Post-tax analysis

Post-tax new business profit(1c)
Total Asia Insurance Operations	189	400	609	953	226	480	748	1,139
Total US Insurance Operations	140	290	448	575	124	307	486	706
Total UK & Europe Insurance Operations	47	116	173	241	48	100	163	237
Group Total	376	806	1,230	1,769	398	887	1,397	2,082

Post-tax new business margin (NBP as % of APE)
Total Asia Insurance Operations	44%	46%	47%	51%	47%	49%	50%	54%
Total US Insurance Operations	42%	40%	39%	39%	35%	39%	41%	45%
Total UK & Europe Insurance Operations	25%	28%	28%	29%	26%	28%	30%	33%
Group Total	40%	40%	40%	42%	39%	42%	43%	47%

Post-tax new business margin (NBP as % of PVNBP)
Total Asia Insurance Operations	8.4%	8.6%	8.7%	9.2%	8.6%	9.0%	9.3%	10.0%
Total US Insurance Operations	4.2%	4.0%	3.9%	3.9%	3.5%	3.9%	4.1%	4.5%
Total UK & Europe Insurance Operations	3.0%	3.3%	3.3%	3.3%	3.1%	3.4%	3.7%	4.0%
Group Total	5.3%	5.2%	5.2%	5.4%	5.1%	5.5%	5.7%	6.3%

B. Reconciliation of expected transfer of value of in-force (VIF) and required capital business to free surplus
The tables below show how the VIF generated by the in-force long-term business and the associated required capital is modelled as emerging into free surplus over the next 40 years. Although a small amount (less than 2 per cent) of the Group’s embedded value emerges after this date analysis of cash flows emerging in the years shown in the tables is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group’s embedded value reporting and so are subject to the same assumptions and sensitivities.

In addition to showing the amounts, both discounted and undiscounted, expected to be generated from all in-force business at 31 December 2013, the tables also present the expected future free surplus to be generated from the investment made in new business during 2013 over the same 40 year period.

Expected transfer of value of in-force (VIF) and required capital business to free surplus

	2013 £m
	Undiscounted expected generation from all in-force business at 31 December*				Undiscounted expected generation from 2013 long-term new business written*
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2014	801	902	462	2,165	116	260	24	400
2015	821	817	471	2,109	140	113	21	274
2016	798	760	467	2,025	142	114	21	277
2017	735	709	467	1,911	111	40	19	170
2018	705	700	479	1,884	107	108	21	236
2019	682	666	466	1,814	93	92	20	205
2020	672	670	462	1,804	96	85	20	201
2021	665	623	455	1,743	99	127	20	246
2022	654	540	451	1,645	93	105	20	218
2023	650	469	461	1,580	105	88	21	214
2024	635	386	449	1,470	89	70	19	178
2025	633	313	440	1,386	93	58	18	169
2026	637	265	429	1,331	88	50	18	156
2027	637	228	423	1,288	89	43	18	150
2028	624	206	408	1,238	109	38	18	165
2029	596	174	401	1,171	84	29	18	131
2030	590	162	389	1,141	85	24	18	127
2031	570	146	377	1,093	84	20	18	122
2032	561	158	368	1,087	82	17	18	117
2033	544	85	363	992	90	15	19	124
2034-2038	2,586	305	1,400	4,291	399	32	82	513
2039-2043	2,334	104	1,152	3,590	357	(13)	96	440
2044-2048	2,075	-	569	2,644	313	-	54	367
2049-2053	1,808	-	336	2,144	276	-	37	313
Total free surplus expected to emerge in
the next 40 years	22,013	9,388	12,145	43,546	3,340	1,515	658	5,513

* The analysis excludes amounts incorporated into VIF at 31 December 2013 where there is no definitive timeframe for when the payments will be made or receipts received. In particular it excludes the value of the shareholders' interest in the estate. It also excludes any free surplus emerging after 2053. Following its classification as held for sale, the Asia cashflows exclude any cashflows in respect of Japan.

The above amounts can be reconciled to the new business amounts as follows:

New business	2013 £m
	Asia	US	UK	Total
Undiscounted expected free surplus generation for years 2014-2053	3,340	1,515	658	5,513
Less: discount effect	(2,098)	(516)	(397)	(3,011)
Discounted expected free surplus generation for years 2014-2053	1,242	999	261	2,502
Discounted expected free surplus generation for years 2053+	52	-	2	54
Less: Free surplus investment in new business	(310)	(298)	(29)	(637)
Other items**	155	5	3	163
Post-tax EEV new business profit	1,139	706	237	2,082
Tax	321	380	60	761
Pre-tax EEV new business profit	1,460	1,086	297	2,843

**
Other items represent the impact of the time value of options and guarantees on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation uses year end closing rates.

The undiscounted expected free surplus generation from all in-force business at 31 December 2013 shown below can be reconciled to the amount that was expected to be generated as at 31 December 2012 as follows:

	2013	2014	2015	2016	2017	2018	Other	Total
Group	£m	£m	£m	£m	£m	£m	£m	£m
2012 expected free surplus generation for
years 2013-2052	1,950	1,816	1,788	1,687	1,671	1,594	24,646	35,152
Less: Amounts expected to be realised in
the current year	(1,950)	-	-	-	-	-	-	(1,950)
Add: Expected free surplus to be generated
in year 2053 *	-	-	-	-	-	-	179	179
Foreign exchange differences	-	(90)	(84)	(75)	(72)	(68)	(1,204)	(1,593)
New business	-	400	274	277	170	236	4,156	5,513
Acquisition of Thanachart Life	-	17	13	11	8	5	20	74
Operating movements	-	(45)	1	1	16	26	5,655	6,171
Non-operating and other movements **	-	67	117	124	118	91
2013 expected free surplus generation for
years 2014-2053	-	2,165	2,109	2,025	1,911	1,884	33,452	43,546

	2013	2014	2015	2016	2017	2018	Other	Total
Asia	£m	£m	£m	£m	£m	£m	£m	£m
2012 expected free surplus generation for
years 2013-2052	719	761	724	686	654	628	13,069	17,241
Less: Amounts expected to be realised
in the current year	(719)	-	-	-	-	-	-	(719)
Add: Expected free surplus to be generated
in year 2053 *	-	-	-	-	-	-	135	135
Foreign exchange differences	-	(79)	(73)	(65)	(61)	(58)	(1,132)	(1,468)
New business	-	116	140	142	111	107	2,724	3,340
Acquisition of Thanachart Life	-	17	13	11	8	5	20	74
Operating movements	-	(21)	(5)	-	3	6	3,337	3,410
Non-operating and other movements**	-	7	22	24	20	17
2013 expected free surplus generation for
years 2014-2053	-	801	821	798	735	705	18,153	22,013

	2013	2014	2015	2016	2017	2018	Other	Total
US	£m	£m	£m	£m	£m	£m	£m	£m
2012 expected free surplus generation for
years 2013-2052	785	572	600	557	587	551	3,897	7,549
Less: Amounts expected
the current year	(785)	-	-	-	-	-	-	(785)
Add: Expected free surplus to be generated
in year 2053 *	-	-	-	-	-	-	-	-
Foreign exchange differences	-	(11)	(11)	(10)	(11)	(10)	(72)	(125)
New business	-	260	113	114	40	108	880	1,515
Operating movements	-	(6)	3	6	18	21	795	1,234
Non-operating and other movements	-	87	112	93	75	30
2013 expected free surplus generation for
years 2014-2053	-	902	817	760	709	700	5,500	9,388

	2013	2014	2015	2016	2017	2018	Other	Total
UK	£m	£m	£m	£m	£m	£m	£m	£m
2012 expected free surplus generation for
years 2013-2052	446	483	464	444	430	415	7,680	10,362
Less: Amounts expected to be realised in
the current year	(446)	-	-	-	-	-	-	(446)
Add: Expected free surplus to be generated
in year 2053*	-	-	-	-	-	-	44	44
New business	-	24	21	21	19	21	552	658
Operating movements	-	(18)	3	(5)	(5)	(1)	1,523	1,527
Non-operating and other movements***	-	(27)	(17)	7	23	44
2013 expected free surplus generation for
years 2014-2053	-	462	471	467	467	479	9,799	12,145

*      Excluding 2013 new business.
** Includes the removal of Japan Life business following its reclassification as held for sale.
*** The amounts shown above for non-operating and other movements include the effects of a partial hedge of the future shareholder transfers expected to emerge from the UK’s with-profits sub-fund that was transacted in 2013. This hedge reduces the risk arising from equity market declines for the years 2014-2018. However, in rising equity markets as assumed in preparing the EEV results, the hedge reduces the projected free surplus benefit of those higher returns. Consistent with this feature, for 2014 the expected free surplus generation compared to that expected at 31 December 2012 is reduced by £(58) million as a result of this hedge.

At 31 December 2013 the total free surplus expected to be generated over the next five years (years 2014-2018 inclusive), using the same assumptions and methodology as underpin our embedded value reporting was £10.1 billion, an increase of £1.5 billion from the £8.6 billion expected over the same period at the end of 2012.

This increase primarily reflects the new business written in 2013, which is expected to generate £1,357 million of free surplus over the next five years. Operating, non-operating and other items are expected to increase free surplus generation by £570 million over the next five years, but this has been offset by adverse foreign exchange movements of £389 million.

At 31 December 2013 the total free surplus expected to be generated on an undiscounted basis in the next forty years is £43.5 billion, up from the £35 billion expected at end of 2012 reflecting the effect of new business written and the positive market movements in Asia, following increases in bond yields principally in Hong Kong, Indonesia and Singapore, together with higher projected separate account fees following increase in US equities values. The foreign exchange translation effect arising across US and Asia operations is a reduction of £1.6 billion. The overall growth in the undiscounted value of free surplus, reflects both our ability to write new business on attractive economics and to manage the in-force book for value, as well as the positive gearing of our cash flows to rising long-term yields and equity markets.

Actual underlying free surplus generated in 2013 from life business in-force at the end of 2012 was £2.6 billion inclusive of £0.5 billion of changes in operating assumptions and experience variances. This compares with the expected 2013 realisation at the end of 2012 of £2.0 billion. This can be analysed further as follows:

	Asia	US	UK	Total
	£m	£m	£m	£m
Transfer to free surplus in 2013	713	796	508	2,017
Expected return on free assets	74	41	18	133
Changes in operating assumptions and experience variances	32	292	154	478
Underlying free surplus generated from in-force life business in 2013	819	1,129	680	2,628

2013 free surplus expected to be generated at 31/12/2012	719	785	446	1,950

The equivalent discounted amounts of the undiscounted totals shown previously are outlined below:

	2013 £m
	Discounted expected generation from all in-force business at 31 December				Discounted expected generation from long-term 2013 new business written
Expected period of emergence	Asia	US	UK	Total	Asia	US	UK	Total
2014	759	866	431	2,056	110	250	22	382
2015	717	737	410	1,864	119	101	18	238
2016	646	642	381	1,669	111	95	17	223
2017	553	562	354	1,469	80	32	15	127
2018	493	519	339	1,351	71	79	15	165
2019	443	463	308	1,214	57	63	14	134
2020	406	436	285	1,127	54	54	13	121
2021	375	380	261	1,016	52	76	12	140
2022	343	311	242	896	44	58	11	113
2023	316	255	230	801	47	45	11	103
2024	291	197	208	696	37	33	10	80
2025	271	150	190	611	36	25	8	69
2026	254	121	172	547	31	20	8	59
2027	238	99	158	495	30	16	8	54
2028	221	86	142	449	35	13	7	55
2029	199	69	130	398	25	10	6	41
2030	185	63	117	365	24	8	6	38
2031	170	55	105	330	22	6	6	34
2032	157	57	96	310	21	5	5	31
2033	144	27	88	259	22	4	5	31
2034-2038	587	98	269	954	85	7	19	111
2039-2043	405	41	151	597	59	(1)	15	73
2044-2048	281	-	47	328	41	-	6	47
2049-2053	192	-	20	212	29	-	4	33
Total discounted free surplus
expected to emerge in the next 40 years	8,646	6,234	5,134	20,014	1,242	999	261	2,502

The above amounts can be reconciled to the Group’s financial statements as follows:
Total
£m
Discounted expected generation from all in-force business for years 2014-2053	20,014
Discounted expected generation from all in-force business for years after 2053	393
Discounted expected generation from all in-force business (excluding Japan) at 31 December 2013 note 13	20,407
Add: Free surplus of life operations held at 31 December 2013 note 12	3,220
Less: Time value of guarantees note 13	(196)
Expected cashflow from the sale of Japan Life business**	25
Other non-modelled items* note 13	1,157
Total EEV for life operations	24,613

*
These relate to items where there is no definitive timeframe for when the payments will be made or receipts received and are, consequently, excluded from the amounts incorporated into the tables above showing the expected generation of free surplus from in-force business at 31 December 2013. In particular it excludes the value of the shareholders’ interest in the estate.

**	Upon completion of the sale of the Japan Life business £25 million of free surplus will be released. See note 4 of the EEV basis results section for further details.

C Additional information on pre and post-tax EEV basis results

The Group intends to alter its basis of presentation of EEV results for 2014 and subsequent reporting periods to a post-tax basis, in line with the approach adopted by a number of international insurance groups. The following tables provide an analysis of the Group’s profit and loss account and key accompanying notes on a pre-tax and post-tax basis for the most recent reporting periods.

Pre and post-tax operating profit based on longer-term investment returns

	Pre-tax			Post-taxnote (i)
	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m
Asia operations
New businessnotes (ii), (iii)	1,460	1,266	659	1,139	982	502
Business in force*:
Unwind of discount and other expected returns	846	595	400	668	465	315
Effect of changes in operating assumptions	17	22	(13)	5	13	(6)
Experience variances and other items	64	75	33	80	76	18
	927	692	420	753	554	327
Long-term business	2,387	1,958	1,079	1,892	1,536	829
Eastspring investments*	74	69	38	64	58	32
Development expenses	(2)	(7)	(2)	(1)	(5)	(2)
Total*	2,459	2,020	1,115	1,955	1,589	859
US operations
New businessnote (ii)	1,086	873	479	706	568	311
Business in force:
Unwind of discount and other expected returns	608	412	287	395	268	187
Effect of changes in operating assumptions	116	35	70	76	23	45
Experience variances and other items	411	290	180	349	238	164
	1,135	737	537	820	529	396
Long-term business	2,221	1,610	1,016	1,526	1,097	707
Broker-deal and asset management	59	39	34	39	18	21
Total	2,280	1,649	1,050	1,565	1,115	728
UK operations
New businessnote (ii)	297	313	130	237	241	100
Business in force:
Unwind of discount and other expected returns	547	482	267	437	373	204
Effect of changes in operating assumptions	122	87	-	98	67	-
Experience variances and other items	67	(16)	7	60	10	-
	736	553	274	595	450	204
Long-term business	1,033	866	404	832	691	304
General insurance commission	29	33	15	22	25	11
Total UK insurance operations	1,062	899	419	854	716	315
M&G (including Prudential Capital)	441	371	225	346	285	175
Total	1,503	1,270	644	1,200	1,001	490
Other income and expenditure	(619)	(554)	(304)	(482)	(476)	(235)
Solvency II and restructuring costs	(43)	(72)	(26)	(34)	(55)	(21)
Operating profit based on longer-term investment returns	5,580	4,313	2,479	4,204	3,174	1,821
Analysed as profits (losses) from:
New businessnotes (ii), (iii)	2,843	2,452	1,268	2,082	1,791	913
Business in force*:	2,798	1,982	1,231	2,168	1,533	927
Long-term business*	5,641	4,434	2,499	4,250	3,324	1,840
Asset management*	574	479	297	449	361	228
Other results	(635)	(600)	(317)	(495)	(511)	(247)
Total*	5,580	4,313	2,479	4,204	3,174	1,821
*  The 2012 comparative results have been adjusted retrospectively from those previously published for the adoption of IFRS 11 and for the reclassification of the result attributable to the held for sale Japan Life business – see note 18 of the EEV basis results section.

Summary of consolidated income statement
	Pre-tax			Post-taxnote (i)
	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m
Operating profit based on longer-term investment returns*	5,580	4,313	2,479	4,204	3,174	1,821
Non-operating profit:
Short-term fluctuations in investment returns:
Asia operations*	(405)	362	(282)	(308)	302	(223)
US operations	(422)	(254)	(404)	(280)	(163)	(271)
UK insurance operations	35	315	(92)	28	243	(70)
Other operations*	(27)	87	(30)	(4)	83	(23)
	(819)	510	(808)	(564)	465	(587)
Effect of changes in economic assumptions:
Asia operations	283	(135)	333	255	(99)	272
US operations	372	85	62	242	56	40
UK insurance operations	166	48	289	132	37	222
	821	(2)	684	629	(6)	534
Other non-operating profit	82	136	156	89	136	156
Total non-operating profit*	84	644	32	154	595	103
Profit attributable to Shareholders*	5,664	4,957	2,511	4,358	3,769	1,924
*  The 2012 comparative results have been adjusted retrospectively from those previously published for the revised IAS 19 and for the reclassification of the result attributable to the held for sale Japan Life business – see note 18 of the EEV basis results section.

Notes

(i)
The tax rates include the impact of tax effects determined on a local regulatory basis. Tax payments and receipts included in the projected cash flows to determine the value of in-force business are calculated using rates that have been substantively enacted by the end of the reporting period.

(ii)	New business contribution

	Pre-tax new business contribution £m				Post-tax new business contribution £m
	Asia operations	US operations	UK insurance operations	Total	Asia operations	US operations	UK insurance operations	Total
Full year 2013	1,460	1,086	297	2,843	1,139	706	237	2,082
Q3 2013	990	756	204	1,950	767	492	163	1,422
Half year 2013	659	479	130	1,268	502	311	100	913
Q1 2013	308	192	63	563	237	125	48	410
Full year 2012	1,266	873	313	2,452	982	568	241	1,791
Q3 2012	828	683	227	1,738	627	444	173	1,244
Half year 2012	547	442	152	1,141	414	288	116	818
Q1 2012	260	214	62	536	197	139	47	383
Full year 2011	1,076	815	260	2,151	811	530	195	1,536

(iii)	New business contribution by Asia territory

	Pre-tax			Post-tax
	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m	Full year 2013 £m	Full year 2012 £m	Half year 2013 £m
Asia operations:
China	37	26	17	28	20	13
Hong Kong	354	210	162	283	162	125
India	18	19	10	15	15	8
Indonesia	480	476	228	359	365	174
Korea	33	26	19	25	20	14
Taiwan	37	48	16	31	40	13
Other	501	461	207	398	360	155
Total Asia operations	1,460	1,266	659	1,139	982	502

D  Foreign currency source of key metrics

The tables below show the Group’s key free surplus, IFRS and EEV metrics analysis by contribution by currency group:

Free surplus and IFRS full year 2013 results

	Underlying free surplus generated2	Pre-tax Operating profit2,3,4	Shareholders' funds2,3,4
	%	%	%
US$ linked1	14	19	14
Other Asia currencies	9	17	18
Total Asia	23	36	32
UK sterling3,4	42	20	53
US$4	35	44	15
Total	100	100	100

EEV full year 2013 results
	Pre-tax New Business profits	Pre-tax Operating Profit2,3,4	Shareholders' Funds2,3,4
	%	%	%
US$ linked1	29	26	28
Other Asia currencies	22	18	15
Total Asia	51	44	43
UK sterling3,4	11	15	37
US$4	38	41	20
Total	100	100	100

1US$ linked – comprising the Hong Kong and Vietnam operations where the currencies are pegged to the US dollar and the Malaysia and Singapore operations where the currencies are managed against a basket of currencies including the US dollar.
2Includes long-term, asset management business and other businesses.
3For operating profit and shareholders’ funds UK sterling includes amounts in respect of central operations as well as UK insurance operations and M&G.
4 For shareholders’ funds, the US$ grouping includes US$ denominated core structural borrowings. Sterling operating profits include all interest payable as sterling denominated, reflecting interest rate currency swaps in place.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 March 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Nic Nicandrou

Nic Nicandrou
Chief Financial Officer